                                                                      Exhibit 13


ITEM 6.  SELECTED FINANCIAL DATA

                                FIVE YEAR SUMMARY
                     FOR THE FISCAL YEAR ENDED SEPTEMBER 30,
                     (IN MILLIONS EXCEPT PER SHARE AMOUNTS)


                                                        2001(1)         2000          1999(2)         1998(3)         1997(4)
                                                       ---------     ---------       ---------       ---------       ---------

OPERATING RESULTS:
   Net sales(7)                                        $ 1,696.6     $ 1,655.4       $ 1,550.6       $ 1,066.0       $   857.8
   Gross profit(8)                                         597.2         603.0           563.3           351.0           284.2
   Income from operations(5)                               116.4         210.2           196.1            94.1            94.8
   Income before extraordinary items                        15.5          73.1            69.1            37.0            39.5
   Income applicable to common shareholders                 15.5          66.7            53.5            26.5            29.7
   Depreciation and amortization                            63.6          61.0            56.2            34.5            26.8
FINANCIAL POSITION:
   Working capital                                         249.1         234.1           274.8           135.3           146.5
   Investments in property, plant and equipment             63.4          72.5            66.7            41.3            28.6
   Property, plant and equipment, net                      310.7         290.5           259.4           197.0           146.1
   Total assets                                          1,843.0       1,761.4         1,769.6         1,035.2           787.6
   Total debt                                              887.8         862.8           950.0           372.5           221.3
   Total shareholders' equity                              506.2         477.9           443.3           403.9           389.2
CASH FLOWS:
   Cash flows from operating activities                     65.7         171.5            78.2            71.0           121.1
   Cash flows from investing activities                   (101.0)        (89.5)         (571.6)         (192.1)          (72.5)
   Cash flows from financing activities                     21.4         (78.2)          513.9           118.4           (46.2)
RATIOS:
   Operating margin                                          6.9%         12.7%           12.6%            8.8%           11.1%
   Current ratio                                             1.5           1.6             1.7             1.6             2.1
   Total debt to total book capitalization                  63.7%         64.3%           68.2%           48.0%           36.2%
   Return on average shareholders' equity                    3.1%         14.5%           12.6%            6.7%            7.9%
PER SHARE DATA:
   Basic earnings per common share                     $    0.55     $    2.39       $    2.93       $    1.42       $    1.60
   Diluted earnings per common share                        0.51          2.25            2.08            1.20            1.35
   Price to diluted earnings per share,
     end of period                                          66.9          14.9            16.6            25.5            19.4
   Stock price at year-end                                 34.10         33.50           34.63           30.63           26.25
   Stock price range--High                                 47.10         42.00           47.63           41.38           30.56
   Stock price range--Low                                  28.88         29.44           26.63           26.25           17.75
OTHER:
   EBITDA(6)                                               180.0         271.2           252.3           128.6           121.6
   EBITDA margin(6)                                         10.6%         16.4%           16.3%           12.1%           14.2%
   Interest coverage (EBITDA/interest expense)(6)            2.1           2.9             3.2             4.0             4.8
   Average common shares outstanding                        28.4          27.9            18.3            18.7            18.6
   Common shares used in diluted earnings per common
     share calculation                                      30.4          29.6            30.5            30.3            29.3
   Dividends on Class A Convertible Preferred Stock    $     0.0     $     6.4       $     9.7       $     9.8       $     9.8


NOTE: Prior year presentations have been changed to conform to fiscal 2001 presentation; these changes did not impact net income.

(1)      Includes Substral(R) brand acquired from Henkel KGaA from January 2001.

(2) Includes Rhone-Poulenc Jardin (nka Scotts France SAS) from October 1998, ASEF Holding BV from December 1998 and the non-Roundup(R)("Ortho") business from January 1999.

(3) Includes Levington Group Limited (nka The Scotts Company (UK) Ltd.) from December 1997 and EarthGro, Inc. from February 1998.

(4) Includes Miracle Holdings Limited (nka The Scotts Company (UK) Ltd.) from January 1997.

(5) Income from operations for fiscal 2001 and 1998 includes $75.7 million and $20.4 million of restructuring and other charges, respectively.

(6) EBITDA is defined as income from operations, plus depreciation and amortization. We believe that EBITDA provides additional information for determining our ability to meet debt service requirements. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles, and EBITDA does not necessarily indicate whether cash flow will be sufficient to meet cash requirements.

(7) The Company adopted the guidance of EITF 00-25, "Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products" in the first quarter of 2002. The related decreases in Net Sales are as follows; $51.1 million for 2001, $53.6 million for 2000, $51.9 million for 1999, $17.3 million for 1998 and $13.9 million for 1997.

(8) The related decreases in Gross Profit from the adoption of EITF 00-25 are as follow; $54.2 million for 2001, $55.5 million for 2000, $51.9 million for 1999, $17.3 million for 1998 and $13.9 million for 1997.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         Scotts is a leading manufacturer and marketer of consumer branded products for lawn and garden care and professional horticulture in the United States and Europe. During fiscal 2001, our operations were divided into Four business segments: North American Consumer, Scotts LawnService(R), Global Professional and International Consumer. The North American Consumer segment includes the Lawns, Gardens, Growing Media, Ortho and Canada businesses.

         As a leading consumer branded lawn and garden company, we focus on our consumer marketing efforts, including advertising and consumer research, to create demand to pull products through the retail distribution channels. In the past three years, we have spent approximately 5% of our gross sales annually on media advertising to support and promote our products and brands. We have applied this consumer marketing focus over the past several years, and we believe that Scotts continues to receive a significant return on these marketing expenditures. We expect that we will continue to focus our marketing efforts toward the consumer and to make a significant investment in consumer marketing expenditures in the future to drive market share and sales growth.

         In fiscal 2001, we began two major initiatives that affect the way we go to business with our customers in our North American consumer business segment. One was the "one face to the customer" initiative whereby the separate sales forces under our previous "Business Unit" structure were combined into a single, centrally managed and coordinated sales force. The other major initiative was the reduction in the number of, and amount of business we do through distributors. The end objective of these initiatives was to improve the service levels and relationships with our customers in North America. While we generally believe that these initiatives were successful in fiscal 2001, and are important to our future success, they did have the effect of increasing some costs in 2001, such as selling expenses, and further complicated order processing and fulfillment in an environment where we were also going live on our new ERP system in two significant businesses--Lawns and Ortho.

         Scotts' sales are seasonal in nature and are susceptible to global weather conditions, primarily in North America and Europe. For instance, periods of wet weather can slow fertilizer sales but can increase demand for pesticide sales. Periods of dry, hot weather can have the opposite effect on fertilizer and pesticide sales. We believe that the acquisitions we have made over the past several years diversify both our product line risk and geographic risk to weather conditions.

         In fiscal 1999, we expanded our reach of product line offerings into the controls segment with the acquisition of the Ortho(R) brand of control products from Monsanto and the execution of the Roundup(R) marketing agreement. In addition, over the past several years, we have made several acquisitions to strengthen our international market position in the lawn and garden category including Rhone-Poulenc Jardin, ASEF Holding BV and, most recently, Substral. Each acquisition provided a significant addition to our then existing European platform and strengthened our foothold in the continental European consumer lawn and garden market. Through these acquisitions, we have established a strong presence in France, Germany, Austria and the Benelux countries. These acquisitions may also mitigate, to a certain extent, our susceptibility to weather conditions by expanding the regions in which we operate.

         The following discussion and analysis of our consolidated results of operations and financial position should be read in conjunction with our Consolidated Financial Statements included elsewhere in this report.

RESULTS OF OPERATIONS

         The following table sets forth the components of income and expense as a percentage of net sales for the three years ended September 30, 2001:

                                                                                     Fiscal Year Ended September 30,
                                                                                     -------------------------------
                                                                                  2001              2000            1999
                                                                                  ----              ----            ----

Net sales                                                                           100.0%          100.0%          100.0%
Cost of sales                                                                        64.8            63.6            63.7
                                                                               ----------      ----------      ----------
Gross profit                                                                         35.2            36.4            36.3
Commission earned from marketing agreement, net                                       1.2             1.8             1.9
Advertising                                                                           5.3             5.4             5.6
Selling, general and administrative                                                  19.1            18.9            18.4
Amortization of goodwill and other intangibles                                        1.6             1.6             1.7
Restructuring and other charges                                                       4.0             0.0             0.1
Other income, net                                                                    (0.5)           (0.4)           (0.2)
                                                                               ----------      ----------      ----------
Income from operations                                                                6.9            12.7            12.6
Interest expense                                                                      5.2             5.7             5.1
                                                                               ----------      ----------      ----------
Income before income taxes                                                            1.7             7.0             7.5
Income taxes                                                                          0.8             2.6             3.0
                                                                               ----------      ----------      ----------
Income before extraordinary item                                                      0.9             4.4             4.5
Extraordinary loss on extinguishment of debt                                          0.0             0.0             0.4
                                                                               ----------      ----------      ----------
Net income                                                                            0.9             4.4             4.1
Dividends on Class A Convertible Preferred Stock                                      0.0             0.4             0.6
                                                                               ----------      ----------      ----------
Income applicable to common shareholders                                              0.9%            4.0%            3.5%


          The following table sets forth net sales by business segment for the three years ended September 30, 2001:


                                                                                  2001              2000            1999
                                                                                  ----              ----            ----
                                                                                                ($ millions)

North American Consumer:
    Lawns                                                                      $    495.8      $    452.2      $    401.7
    Gardens                                                                         149.4           149.8           138.6
    Growing Media                                                                   296.9           287.0           245.3
    Ortho                                                                           216.5           236.1           205.3
    Canada                                                                           26.5            28.2            11.9
    Other                                                                            38.0            36.2            76.7
                                                                               ----------      ----------      ----------
        Total                                                                     1,223.1         1,189.5         1,079.5
Scotts LawnService(R)                                                                42.0            20.6            14.0
International Consumer                                                              252.1           264.8           284.5
Global Professional                                                                 179.4           180.5           172.6
                                                                               ----------      ----------      ----------
Consolidated                                                                   $  1,696.6      $  1,655.4      $  1,550.6



FISCAL 2001 COMPARED TO FISCAL 2000

          Net sales for fiscal 2001 were $1,696.6 million, an increase of 2.5% over fiscal 2000 sales of $1,655.4 million. As discussed below, net sales increased over 2.8% in the North American Consumer segment; whereas, net sales declined by 4.8% in the International Consumer segment and Global Professional net sales were flat. Net sales for the Scotts LawnService(R) segment increased 103.9% in fiscal 2001 over fiscal 2000.

          North American Consumer net sales were $1,223.1 million in fiscal 2001, an increase of 2.8% over fiscal 2000 net sales of $1,189.5 million. Net sales in the Lawns business within this segment were $495.8 million in fiscal 2001, a 9.6% increase over fiscal 2000 net sales of $452.2 million, primarily due to the introduction of a new line of grass seed products. Net sales in the Growing Media business increased 3.5% to $296.9 million in fiscal 2001 from $287.0 million in fiscal 2000. 2001 saw the continuation of the successful roll out of the value-added line of

Miracle-Gro(R) branded garden and potting soils in the Growing Media business. Sales of branded soils increased from $74 million in fiscal 2000 to $101 million in fiscal 2001. Net sales in the Ortho business decreased 8.3% to $216.5 million in fiscal 2001 from $236.1 million in fiscal 2000 due primarily to the weather and product availability issues due to ERP system data problems. The other sales category consists of sales under a supply agreement to the purchaser of the ProTurf(R) business in 2001 and actual sales of the ProTurf(R) business in fiscal 2000 prior to the date of sale. Selling price changes were not material to net sales in fiscal 2001 or fiscal 2000.

          Net sales in the Scotts LawnService(R) business increased 103.9% to $42.0 million in fiscal 2001 from $20.6 million in fiscal 2000. This growth reflects continued expansion through acquisitions and new branch openings, as well as the success of our direct marketing campaign utilizing the Scotts(R) brand name.

          International Consumer net sales decreased 4.8% to $252.1 million in fiscal 2001 compared to $264.8 million in fiscal 2000. Excluding the adverse impact of changes in exchange rates, net sales for International Consumer increased approximately 3% compared to the prior year. The increase in sales is primarily due to the successful sell-in of a new line of fertilizer products under the Substral(R) brand name acquired January 1, 2001.

          Net sales for Global Professional of $179.4 million for fiscal 2001 were flat with fiscal 2000 net sales of $180.5 million. Excluding the unfavorable impact of changes in foreign exchange rates, Global Professional net sales increased approximately 3.5% year over year.

          Gross profit decreased to $597.2 million in fiscal 2001 compared to $603.0 million in fiscal 2000. Gross profit, including restructuring charges, as a percentage of net sales was 35.2% in fiscal 2001 compared to 36.4% in fiscal 2000. The decrease in gross profit as a percentage of net sales was driven by unfavorable product mix in the Ortho and Gardens businesses and increased sales of seed which has a lower margin than fertilizers and control products, offset by lower distribution costs and the favorable margin impact from the value-added Growing Media products.

          The net commission earned from marketing agreement in fiscal 2001 was $20.8 million, compared to $29.3 million in fiscal 2000. Despite worldwide earnings for the consumer Roundup(R) business increasing by approximately $4.0 million from fiscal 2000 to fiscal 2001, the gross commission earned by Scotts was flat due to the increased earnings targets and reduced commission rate schedule in the commission calculation for 2001 as compared to 2000. In addition, the net commission decreased due to the $10 million increase in contribution expenses as specified in the agreement.

          Advertising expenses for fiscal 2001 were $89.9 million, an increase of $0.9 million from fiscal 2000 advertising expense of $89.0 million. This slight increase reflects the impact of improved media buying efficiencies and lower advertising rates compared to the prior year.

          Selling, general and administrative expenses for fiscal 2001 were $324.1 million, an increase of $12.1 million, or 3.9%, over similar expenses in fiscal 2000 of $312.0 million. As a percentage of sales, selling, general and administrative expenses were 19.1% for fiscal 2001 compared to 18.9% for fiscal 2000. The increase in selling, general and administrative expenses from the prior year is partially due to an increase in selling expenses as a result of the change in the selling and distribution model for the North American Consumer businesses. The increase in selling, general and administrative expenses is also due to an increase in information technology expenses from the prior year as a result of the cost of many information technology resources being capitalized toward the cost of our enterprise resource planning system in fiscal 2000 and the increased depreciation on the new ERP system in fiscal 2001. Most of these information technology resources have assumed a system support function that is now being expensed as incurred.

          Selling, general and administrative expenses associated with restructuring and other non-operating expenses were $68.4 million for fiscal 2001. These charges, along with the $7.3 million which is included in cost of sales for the write-off of inventory, were primarily associated with the closure or relocation of certain plants and administrative facilities. Included in the $68.4 million charge in selling, general and administrative costs is $20.4 million to write-down to fair value certain property and equipment and other assets; $5.8 million of facility exit costs; $27.0 million of severance costs; and $15.2 million in other restructuring and other costs. The severance costs related to reduction in force initiatives and facility closures and consolidations in North America and Europe covering approximately 340 administrative, production, selling and other employees. Severance costs are expected to be paid in fiscal 2002 with some payments extending into 2003. All other fiscal 2001 restructuring related activities and costs are expected to be completed by the end of fiscal 2002. The Company expects these restructuring activities to result in expense savings of nearly $15 million in fiscal 2002 after reinvesting some of the savings to grow our brands in our International businesses.

          In fiscal 2002, the Company expects to recognize additional restructuring and other charges, primarily for relocation costs for equipment, personnel and inventory which must be expensed when incurred. Additional restructuring costs may be incurred in fiscal 2002 as our review and evaluation of our facilities and processes is an ongoing exercise aimed at achieving improved returns on invested capital. See Note 4 of the Notes to Consolidated Financial Statements, which are included in Item 8.

          Amortization of goodwill and other intangibles increased to $27.7 million in fiscal 2001 from $27.1 million in fiscal 2000 due to the additional amortization related to the Substral acquisition in December 2000 and numerous small acquisitions by Scotts LawnService(R) throughout fiscal 2001. In fiscal 2002, Scotts will adopt Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" which is expected to result in a reduction in amortization expense in fiscal 2002 and future years. See Note 18 of the Notes to Consolidated Financial Statements, which are included in Item 8.

          Other income for fiscal 2001 was $8.5 million compared to $6.0 million for fiscal 2000. The increase in other income was primarily due to the favorable settlement of certain legal matters in the current year and an insurance settlement from a seed warehouse fire. The prior year results also included losses on the sale of miscellaneous assets which did not recur in fiscal 2001.

          Income from operations for fiscal 2001 was $116.4 million compared to $210.2 million for fiscal 2000. The decrease was the result of the current year restructuring and other charges and increased selling, general and administrative costs, the decline in the marketing agreement net commission and higher depreciation expense for the new ERP system which was fully in service for all of fiscal 2001.

          For segment reporting purposes, earnings before interest, taxes and amortization is used as the measure for income from operations or operating income. On that basis, operating income in the North American Consumer segment increased from $243.3 million in fiscal 2000 to $245.3 million in fiscal 2001 due to the 2.8% increase in sales offset by lower margins due to mix and higher expenses for selling and the new ERP system. Scotts LawnService(R) had increased income from operations in fiscal 2001 of $4.7 million, compared to $0.9 million in fiscal 2000. This increase resulted from continued expansion through acquisitions and new branch openings. Operating income in the Global Professional segment declined from $26.4 million in fiscal 2000 to $17.4 million in fiscal 2001 due to lower sales due to weather and higher operating costs in the international Professional business. The operating cost structure in the international Professional business was addressed in the restructuring initiatives undertaken in late fiscal 2001. International Consumer segment operating income declined from income of $21.0 million in fiscal 2000 to a loss of $3.3 million in fiscal 2001. Excluding restructuring charges, International Consumer reported operating income of $6.7 million. The decline in income was due to lower sales due to poor weather in Europe and higher operating costs. The International Consumer cost structure was also addressed in 2001's restructuring initiatives. The Corporate operating loss increased from $54.2 million in fiscal 2000 to $120.0 million in fiscal 2001 primarily due to restructuring charges related to the domestic business.

          Interest expense for fiscal 2001 was $87.7 million, a decrease of $6.2 million from fiscal 2000 interest expense of $93.9 million. The decrease in interest expense was primarily due to favorable interest rates. The average rate on our variable rate debt was 7.85% in fiscal 2001 compared to 8.78% in fiscal 2000.

          Income tax expense was $13.2 million for fiscal 2001 compared to $43.2 million in fiscal 2000. The effective tax rate in fiscal 2001 was 46% compared to 37.1% for fiscal 2000. The primary driver of the change in the effective tax rate was the restructuring and other charges recorded in fiscal 2001, which reduced pre-tax income thereby increasing the effect of non-deductible goodwill amortization on the effective tax rate. Also, the prior year effective tax rate benefited from the elimination of tax reserves due to the settlement of certain tax contingencies.

          Net income was $15.5 million for fiscal 2001, or $.51 per common share on a diluted basis, compared to net income of $73.1 million for fiscal 2000, or $2.25 per common share on a diluted basis. Common shares and equivalents used in the computation of fully diluted earnings per share in fiscal 2001 and fiscal 2000 were 30.4 million and 29.6 million, respectively. The increase reflects more common share equivalents due to higher average stock prices and additional option grants to associates in fiscal 2001.

FISCAL 2000 COMPARED TO FISCAL 1999

          Net sales for fiscal 2000 were $1,655.4 million, an increase of 6.8% over fiscal 1999 net sales of $1,550.6 million. On a pro forma basis, assuming that the Ortho and Rhone-Poulenc Jardin acquisitions had occurred on October 1, 1998, net sales for fiscal 2000 were approximately 5.0% higher than pro forma net sales for fiscal 1999. The increase in net sales from year to year was driven by significant increases in net sales across all businesses in the North American Consumer segment, partially offset by decreases in net sales in the International Consumer segment as discussed below.

          North American Consumer net sales, excluding "Consumer Other" were $1,153.3 million in fiscal 2000, an increase of $150.5 million, or 15.0%, over net sales for fiscal 1999 of $1,002.8 million. Net sales in the Lawns business increased $50.5 million, or 12.6%, from fiscal 1999 to fiscal 2000, primarily due to a significant increase in sales to and consumer takeaway from national home centers. Net sales in the Gardens business increased $11.2 million, or 8.1%, primarily driven by strong net sales and market share performance in the water-soluble and tree spikes product lines and the successful introduction of new products such as the Miracle-Gro(R) Garden Weed PreventerTM line in fiscal 2000. Net sales in the Growing Media business increased $41.7 million, or 17.0%, due to strong category and market share growth, particularly for value-added products such as Miracle-Gro(R) Potting Soils. Sales in the Ortho business increased $30.8 million, or 15.0%, on an actual basis and $15.5 million, or 7.0%, on a pro forma basis, reflecting significantly improved volume with home center retailers and improved category and market share performance on the selective weed control product lines. Net sales for the Ortho business were negatively impacted by the voluntary product return program for the registered pesticide Ortho(R) Home Defense(R) Indoor & Outdoor Insect Killer, sold with the Pull `N Spray(R) pump dispenser, the phasing out of products containing the active ingredient chlorpyrifos and reduced selling efforts by a primary distributor prior to its termination on September 30, 2000. Consumer Other net sales were the net sales of the ProTurf(R) business that was sold in May 2000. Selling price changes did not have a significant impact on net sales in the North American Consumer segment for fiscal 2000.

          Scotts LawnService(R) segment net sales of $20.6 million in fiscal 2000 were $6.6 million above fiscal 1999 net sales of $14.0 million. This increase reflects growth through acquisitions and new branch openings.

          Global Professional segment net sales of $180.5 million in fiscal 2000 were $7.9 million, or 4.6% above fiscal 1999 net sales of $172.6 million.

          International Consumer segment net sales of $264.8 million in fiscal 2000 were $19.7 million lower than net sales for fiscal 1999 of $284.5 million. The majority of the decrease from year to year was due to the adverse impact of changes in exchange rates. There were also decreases in the segment's U.K. consumer business caused by significant product rationalization and unusually poor weather.

          Gross profit increased to $603.0 million for fiscal 2000, an increase of 7.1% over fiscal 1999 gross profit of $563.3 million, driven by the 6.8% increase in year-to-date net sales discussed above and a slight increase in gross profit as a percentage of net sales. As a percentage of net sales, gross profit was 36.4% for fiscal 2000 compared to 36.3% of net sales for fiscal 1999. This increase in profitability on net sales was driven by a shift to direct distribution to certain retail accounts, improved product mix toward higher margin, value-added products and improved efficiencies in Scotts' production plants, offset by increased urea, fuel and other raw material costs and a significant erosion in the profitability of the ProTurf(R) business prior to its sale.

          The gross commission from marketing agreement in fiscal 2000 was $39.2 million, compared to $30.3 million in fiscal 1999. The increase in the gross commission from year to year was driven by significantly higher sales of consumer Roundup(R) worldwide year over year. Contribution expenses under marketing agreement were $9.9 million for fiscal 2000, compared to $1.6 million for fiscal 1999. The increase in contribution expenses was due to an increase in the contribution payment to Monsanto and an increase of $3.2 million in the amortization of the $32 million marketing fee paid to Monsanto as a result of correcting the amortization period from 20 to 10 years. The $3.2 million of additional amortization represents the additional amortization of $1.6 million that was not recognized in fiscal 1999 and additional amortization of $1.6 million for fiscal 2000.

          Advertising expenses for fiscal 2000 were $89.0 million, an increase of 2.3% over fiscal 1999 advertising expenses of $87.0 million. Promotion expenses are presented as a reduction of net sales. Promotion expenses increased from $97.7 million in fiscal 1999 to $108.9 million in fiscal 2000. As a percentage of net sales before deduction for promotion expenses, combined advertising and promotion spending was 11.2% in both fiscal 2000 and 1999. This increase was primarily due to continued emphasis on increasing advertising and promotion expenses to drive revenue growth within the North American Consumer segment and investments in advertising and promotion to drive future sales growth in the International Consumer segment.

          Selling, general and administrative expenses in fiscal 2000 were $312.0 million, an increase of 9.3% over fiscal 1999 expenses of $285.5 million. As a percentage of net sales, selling, general and administrative expenses were 18.9% in fiscal 2000 and 18.4% in fiscal 1999. The increase in the dollar amount of selling, general and administrative expenses was primarily related to a full year's costs in the Ortho business which was acquired in January 1999, and increased legal costs as a result of various legal matters discussed in the Notes to Consolidated Financial Statements.

          Amortization of goodwill and other intangibles in fiscal 2000 was $27.1 million, an increase of $1.5 million over fiscal 1999 amortization of $25.6 million. This increase was primarily due to fiscal 1999 not reflecting a full year of amortization related to the Ortho acquisition since the acquisition occurred in January 1999.

          Restructuring and other charges were $1.4 million in fiscal 1999. These charges represent severance costs associated with the reorganization of the North American Professional Business Group to strengthen distribution and technical sales support, integrate brand management across market segments and reduce annual operating expenses. Substantially all payments have been made as of September 30, 2000. There were no restructuring charges incurred in fiscal 2000.

          Other income in fiscal 2000 was $6.0 million compared to other income of $3.6 million in the prior year. The increase in other income, on a net basis, was primarily due to the $4.6 million gain resulting from the sale of the ProTurf(R) business, partially offset by costs incurred in connection with Scotts' voluntary return program for the registered pesticide Ortho(R) Home Defense(R) Indoor & Outdoor Insect Killer, sold with the Pull `N Spray(R) pump dispenser and additional losses on disposals of miscellaneous fixed assets.

          Income from operations for fiscal 2000 was $210.2 million compared to $196.1 million for fiscal 1999. The increase in income from operations was due primarily to the increase in net sales across the North American Consumer businesses as noted above, partially offset by the decrease in net sales due to the sale of the ProTurf(R) business.

          Interest expense for fiscal 2000 was $93.9 million, an increase of $14.8 million over fiscal 1999 interest expense of $79.1 million. The increase in interest expense was due to increased borrowings to fund the Ortho acquisition and an increase in average borrowing rates under our credit facility, partially offset by reduced working capital requirements.

          Income tax expense was $43.2 million for fiscal 2000 compared to $47.9 million in the prior year. Scotts' effective tax rate decreased to 37.1% for fiscal 2000 compared to 41.0% for the previous year. The decrease in the effective tax rate for fiscal 2000 is due primarily to a reversal of $3.2 million of tax reserves upon resolution of certain outstanding tax matters during the third quarter of fiscal 2000 and a reduction in the base tax rate for the year, before reversal of reserves, to 40.0%.

          In conjunction with the Ortho acquisition, in January 1999, Scotts completed an offering of $330 million of 8 5/8% Senior Subordinated Notes due 2009. The net proceeds from this offering, together with borrowings under our credit facility, were used to fund the Ortho acquisition and repurchase approximately 97% of the then outstanding $100 million of 9 7/8% Senior Subordinated Notes due August 2004. We recorded an extraordinary loss on the extinguishment of the 9 7/8% Notes of $9.3 million, including a call premium of $7.2 million and the write-off of unamortized issuance costs and discounts of $2.1 million.

          Scotts reported net income of $73.1 million for fiscal 2000, or $2.25 per common share on a diluted basis, compared to net income of $63.2 million for fiscal 1999, or $2.08 per common share on a diluted basis. The diluted earnings per share for fiscal 2000 is net of a one-time reduction of $0.22 per share resulting from the early conversion of Class A Convertible Preferred Stock in October 1999. The diluted earnings per share for fiscal 1999 is net of a $0.19 per share charge associated with the extraordinary loss on early extinguishment of debt discussed above.

LIQUIDITY AND CAPITAL RESOURCES

          Cash provided by operating activities was $65.7 million for fiscal 2001 compared to cash provided by operating activities of $171.5 million for fiscal 2000. The seasonal nature of our operations generally requires cash to fund significant increases in working capital (primarily inventory and accounts receivable) during the first and second quarters. The third fiscal quarter is a period for collecting accounts receivable and liquidating inventory levels. The decrease in cash provided by operating activities for fiscal 2001 compared to the prior year was due to higher levels of inventory at September 30, 2001 compared to September 30, 2000, due, in part, to the move by major retailers to reduce inventory investments and lower than anticipated net sales in the fourth quarter of fiscal 2001.

          Cash used in investing activities was $101.0 million for fiscal 2001 compared to $89.5 million in the prior year. The additional cash used for investing activities in fiscal 2001 was primarily due to the $13.3 million in payments toward the purchase of the Substral(R) business discussed in Note 5 of the Notes to Consolidated Financial Statements which are included in Item 8, and other payments made toward several lawn service acquisitions during fiscal 2001 partially offset by reduced capital spending in fiscal 2001. Capital spending was $63.4 million in fiscal 2001 compared to $72.5 million in fiscal 2000. In line with our ongoing efforts to improve return on invested capital, capital spending in fiscal 2002 is expected to be approximately $50.0 million.

          Financing activities provided cash of $21.4 million for fiscal 2001 compared to using cash of $78.2 million in the prior year. The increase in cash from financing activities was primarily due to an increase in borrowings under our revolving credit facility to fund operating and investing activities during fiscal 2001.

          Total debt was $887.8 million as of September 30, 2001, an increase of $25.0 million compared with debt at September 30, 2000 of $862.8 million. The increase in debt compared to the prior year was primarily due to additional borrowings to fund operating and investing activities as discussed above and seller notes from the Substral(R) and Scotts LawnService(R) acquisitions in fiscal 2001.

          Our primary sources of liquidity are funds generated by operations and borrowings under our credit facility. The credit facility provides for borrowings in the aggregate principal amount of $1.1 billion and consists of term loan facilities in the aggregate amount of $525 million and a revolving credit facility in the amount of $575 million. Borrowings outstanding under the term loan facilities and revolving credit facility were $398.6 million and $94.7 million, respectively at September 30, 2001.

          In July 1998, our Board of Directors authorized the repurchase of up to $100 million of our common shares on the open market or in privately negotiated transactions on or prior to September 30, 2001. As of September 30, 2001, we repurchased 1,106,295 common shares, at a cost of $40.6 million, under this program.

          In October 2000, the Board of Directors approved the cancellation of the third year commitment of $50 million under the share repurchase program. The Board did authorize repurchasing the amount still outstanding under the second year repurchase commitment (approximately $9.0 million) through September 30, 2001. Share repurchases are subject to the covenants contained in our credit facility or our other debt instruments. Repurchased shares are held in treasury and will be used for the exercise of employee stock options and for other valid corporate purposes.

          We believe cash flows from operations and capital resources will be sufficient to meet debt service and working capital needs during fiscal 2002, and thereafter for the foreseeable future. However, we cannot ensure that our businesses will generate sufficient cash flows from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or at all, or that future borrowings will be available under our credit facility in amounts sufficient to pay indebtedness or fund other liquidity needs. Actual results of operations will depend on numerous factors, many of which are beyond our control. We cannot ensure that we will be able to refinance any indebtedness, including our credit facility, on commercially reasonable terms, or at all.

          At September 30, 2001, Scotts was not in compliance with debt covenants pertaining to net worth, leverage and interest coverage. A waiver of non-compliance for these covenant violations was received in October 2001. In December 2001, Scotts amended the credit facility resulting in the elimination or resetting of certain negative and affirmative covenants. See Note 8 and Note 22 of the Notes to Consolidated Financial Statements, which are included in Item 8.

ENVIRONMENTAL MATTERS

          We are subject to local, state, federal and foreign environmental protection laws and regulations with respect to our business operations and believe we are operating in substantial compliance with, or taking actions aimed at ensuring compliance with, such laws and regulations. We are involved in several legal actions with various governmental agencies related to environmental matters. While it is difficult to quantify the potential financial impact of actions involving environmental matters, particularly remediation costs at waste disposal sites and future capital expenditures for environmental control equipment, in the opinion of management, the ultimate liability arising from such environmental matters, taking into account established reserves, should not have a material adverse effect on our financial position. However, there can be no assurance that the resolution of these matters will not materially affect future quarterly or annual operating results. Additional information on environmental matters affecting us is provided in "ITEM 1.
BUSINESS--Environmental and Regulatory Considerations," "ITEM 1.
BUSINESS--Regulatory Actions" and "ITEM 3. LEGAL PROCEEDINGS".

ENTERPRISE RESOURCE PLANNING ("ERP")

          In July 1998, we announced a project designed to bring our information systems resources in line with our current strategic objectives. The project included the redesign of certain key business processes in connection with the installation of new software. SAP was selected as the primary software provider for this project. As of October 1, 2000, all of the North American businesses with the exception of Canada were operating under the new system. The implementation of the Canadian system began during the third quarter of fiscal 2001 and was substantially complete by October 1, 2001. Through September 30, 2001, we spent approximately $55 million on the project, approximately 75% of which has been capitalized and is being amortized over a period of four to eight years. We are currently evaluating when, and to what extent, the new information systems and applications will be implemented at our international locations.

EURO

          A new currency called the "euro" has been introduced in certain Economic and Monetary Union (EMU) countries. During 2002, all EMU countries are expected to be operating with the euro as their single currency. Uncertainty exists as to the effects the euro currency will have on the marketplace. We are assessing the impact the EMU formation and euro implementation will have on our internal systems and the sale of our products. Over $1.2 million of the costs associated with this work was incurred during fiscal 2001. Some costs will likely be incurred in the first quarter of fiscal 2002 and beyond as well but are not expected to be material.

MANAGEMENT'S OUTLOOK

          Results for fiscal 2001 were below management's expectations. Weather, the economy, retailer initiatives to reduce their inventory investment and our own product availability issues combined to make fiscal 2001 less profitable than fiscal 2000. We believe we are aggressively addressing ways to improve profitability of our business by the restructuring steps we took in late fiscal 2001 to reduce headcount and rationalize the supply chain, sales and administrative organizations in North America and Europe. This process will continue in fiscal 2002 and beyond. We also will continue to look for opportunities to bring new products into the marketplace and profitably expand our Scotts LawnService(R) business.

          Looking forward, we maintain the following broad tenets to our strategic plan:

          (1) Promote and capitalize on the strengths of the Scotts(R), Miracle-Gro(R), Hyponex(R) and Ortho(R) industry-leading brands, as well as our portfolio of powerful brands in our international markets. This involves a commitment to our retail partners that we will support these brands through advertising and promotion unequaled in the lawn and garden consumables market. In the Professional categories, it signifies a commitment to customers to provide value as an integral element in their long-term success;

          (2) Commit to continuously study and improve knowledge of the market, the consumer and the competition;

          (3) Simplify product lines and business processes, to focus on those that deliver value, evaluate marginal ones and eliminate those that lack future prospects; and

          (4) Achieve world leadership in operations, leveraging technology and know-how to deliver outstanding customer service and quality.

          We anticipate that we can deliver significant revenue and earnings growth through emphasis on executing our strategic plan. We believe that we can generate annual sales growth of 4% to 6% in our core businesses and annual earnings growth of at least 10%. In addition, we have targeted improving our return on invested capital. We believe that we can achieve our goal of realizing a return on our invested capital commensurate with the average return on invested capital for our consumer products peer group in the next three to four years. We expect to achieve this goal by reducing overhead spending, tightening capital spending controls, implementing return on capital measures into our incentive compensation plans and accelerating operating performance and gross margin improvements utilizing our new ERP capabilities in North America.

FORWARD-LOOKING STATEMENTS

          We have made and will make "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 in our 2001 Summary Annual Report, our 2001 Financial Statements and Other Information booklet, in this Form 10-K and in other contexts relating to future growth and profitability targets and strategies designed to increase total shareholder value. Forward-looking statements also include, but are not limited to, information regarding our future economic and financial condition, the plans and objectives of our management and our assumptions regarding our performance and these plans and objectives.

          The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information, so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the forward-looking statements. We desire to take advantage of the "safe harbor" provisions of that Act.

          The forward-looking statements that we make in our 2001 Summary Annual Report, in our 2001 Financial Statements and Other Information booklet, in this Form 10-K and in other contexts represent challenging goals for our company, and the achievement of these goals is subject to a variety of risks and assumptions and numerous factors beyond our control. Important factors that could cause actual results to differ materially from the forward-looking statements we make are described below. All forward-looking statements attributable to us or persons working on our behalf are expressly qualified in their entirety by the following cautionary statements.

          -        ADVERSE WEATHER CONDITIONS COULD ADVERSELY IMPACT FINANCIAL
                   RESULTS.

                   Weather conditions in North America and Europe have a significant impact on the timing of sales in the spring selling season and overall annual sales. Periods of wet weather can slow fertilizer sales, while periods of dry, hot weather can decrease pesticide sales. In addition, an abnormally cold spring throughout North America and/or Europe could adversely affect both fertilizer and pesticide sales and therefore our financial results.

          - OUR HISTORICAL SEASONALITY COULD IMPAIR OUR ABILITY TO PAY OBLIGATIONS AS THEY COME DUE AND OPERATING EXPENSES.

                   Because our products are used primarily in the spring and summer, our business is highly seasonal. For the past two fiscal years, approximately 75% to 77% of our net sales have occurred in the second and third fiscal quarters combined. Our working capital needs and our borrowings peak near the middle of our second fiscal quarter because we are generating fewer revenues while incurring expenditures in preparation for the spring selling season. If cash on hand is insufficient to pay our obligations as they come due, including interest payments on our indebtedness, or our operating expenses, at a time when we are unable to draw on our credit facility, this seasonality could have a material adverse affect on our ability to conduct our business. Adverse weather conditions could heighten this risk.

          - OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND PREVENT US FROM FULFILLING OUR OBLIGATIONS.

                   Our substantial indebtedness could:

                           - make it more difficult for us to satisfy our obligations;

                           - increase our vulnerability to general adverse economic and industry conditions;

                           - limit our ability to fund future working capital, capital expenditures, research and development costs and other general corporate requirements;

                           - require us to dedicate a substantial portion of cash flows from operations to payments on our indebtedness, which would reduce the cash flows available to fund working capital, capital expenditures, research and development efforts and other general corporate requirements;

                           - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

                           - place us at a competitive disadvantage compared to our competitors that have less debt; and

                           -        limit our ability to borrow additional
                                    funds.

                   If we fail to comply with any of the financial or other restrictive covenants of our indebtedness, our indebtedness could become due and payable in full prior to its stated due date. We cannot be sure that our lenders would waive a default or that we could pay the indebtedness in full if it were accelerated.

          - TO SERVICE OUR INDEBTEDNESS, WE WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH, WHICH WE MAY NOT BE ABLE TO GENERATE.

                   Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash in the future. This, to some extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure that our business will generate sufficient cash flow from operations or that currently anticipated cost savings and operating improvements will be realized on schedule or at all. We also cannot assure that future borrowings will be available to us under our credit facility in amounts sufficient to enable us to pay our indebtedness or to fund other liquidity needs. We may need to refinance all or a portion of our indebtedness, on or before maturity. We cannot assure that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

          - PUBLIC PERCEPTIONS THAT THE PRODUCTS WE PRODUCE AND MARKET ARE NOT SAFE COULD ADVERSELY AFFECT US.

                   We manufacture and market a number of complex chemical products, such as fertilizers, growing media, herbicides and pesticides, bearing one of our brands. On occasion, customers and some current or former employees have alleged that some products failed to perform up to expectations or have caused damage or injury to individuals or property. Public perception that our products are not safe, whether justified or not, could impair our reputation, damage our brand names and materially adversely affect our business.

          - BECAUSE OF THE CONCENTRATION OF OUR SALES TO A SMALL NUMBER OF RETAIL CUSTOMERS, THE LOSS OF ONE OR MORE OF OUR TOP CUSTOMERS COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS.

                   Our top 10 North American retail customers together accounted for approximately 72% of our fiscal year 2001 net sales and 37% of our outstanding accounts receivable as of September 30, 2001. Our top four customers, Home Depot, Wal*Mart, Kmart and Lowe's represented approximately 24%, 12%, 8% and 7%, respectively, of our fiscal year 2001 net sales. These customers hold significant positions in the retail lawn and garden market. The loss of, or reduction in orders from, Home Depot, Wal*Mart, Kmart, Lowe's or any other significant customer could have a material adverse effect on our business and our financial results, as could customer disputes regarding shipments, fees, merchandise condition or related matters. Our inability to collect accounts receivable from any of these customers could also have a material adverse affect.

          - IF MONSANTO WERE TO TERMINATE THE MARKETING AGREEMENT FOR CONSUMER ROUNDUP(R) PRODUCTS, WE WOULD LOSE A SUBSTANTIAL SOURCE OF FUTURE EARNINGS.

                   If we were to commit a serious default under the marketing agreement with Monsanto for consumer Roundup(R) products, Monsanto may have the right to terminate the agreement. If Monsanto were to terminate the marketing agreement rightfully, we would not be entitled to any termination fee, and we would lose all, or a significant portion, of the significant source of earnings we believe the marketing agreement provides. Monsanto may also be able to terminate the marketing agreement within a given region, including North America, without paying us a termination fee if sales to consumers in that region decline:

                           -        Over a cumulative three fiscal year period;
                                    or

                           - By more than 5% for each of two consecutive fiscal years.

          - THE EXPIRATION OF PATENTS RELATING TO ROUNDUP(R) AND THE SCOTTS TURF BUILDER(R) LINE OF PRODUCTS COULD SUBSTANTIALLY INCREASE OUR COMPETITION IN THE UNITED STATES.

                   Glyphosate, the active ingredient in Roundup(R), was subject to a patent in the United States that expired in September 2000. We cannot predict the success of Roundup(R) now that glyphosate is no longer patented. Substantial new competition in the United States could adversely affect us. Glyphosate is no longer subject to patent in Europe and is not subject to patent in Canada. While sales of Roundup(R) in such countries have continued to increase despite the lack of patent protection, sales in the United States may decline as a result of increased competition. Any such decline in sales would adversely affect our financial results through the reduction of commissions as calculated under the Roundup(R) marketing agreement. We are aware that Spectrum Brands produced glyphosate one-gallon products for Home Depot and Lowe's to be sold under the Real-Kill(R) and No-Pest(R) brand names, respectively, in fiscal year 2001. We anticipate that Lowe's will introduce a one-quart glyphosate product, and that Ace Hardware Corporation will introduce one-gallon and one-quart glyphosate products, in fiscal year 2002. It is too early to determine whether these product introductions will have a material adverse effect on our sales of Roundup(R).

                   Our methylene-urea product composition patent, which covered Scotts Turf Builder(R), Scotts Turf Builder(R) with Plus 2(R) with Weed Control and Scotts Turf Builder(R) with Halts(R) Crabgrass Preventer, expired in July 2001 and could also result in increased competition. Any decline in sales of Turf Builder(R) products after the expiration of the methylene-urea product composition patent could adversely affect our financial results.

          - THE HAGEDORN PARTNERSHIP, L.P., BENEFICIALLY OWNS APPROXIMATELY 40% OF THE OUTSTANDING COMMON SHARES OF SCOTTS ON A FULLY DILUTED BASIS.

                   The Hagedorn Partnership, L.P., beneficially owns approximately 40% of the outstanding common shares of Scotts on a fully diluted basis and has sufficient voting power to significantly influence the election of directors and the approval of other actions requiring the approval of our shareholders.

          - COMPLIANCE WITH ENVIRONMENTAL AND OTHER PUBLIC HEALTH REGULATIONS COULD INCREASE OUR COST OF DOING BUSINESS.

                   Local, state, federal and foreign laws and regulations relating to environmental matters affect us in several ways. In the United States, all products containing pesticides must be registered with the United States Environmental Protection Agency ("U.S. EPA") and, in many cases, similar state agencies before they can be sold. The inability to obtain or the cancellation of any registration could have an adverse effect on our business. The severity of the effect would depend on which products were involved, whether another product could be substituted and whether our competitors were similarly affected. We attempt to anticipate regulatory developments and maintain registrations of, and access to, substitute chemicals. We may not always be able to avoid or minimize these risks.

                   The Food Quality Protection Act, enacted by the U.S. Congress in August 1996, establishes a standard for food-use pesticides, which is that a reasonable certainty of no harm will result from the cumulative effect of pesticide exposures. Under this act, the U.S. EPA is evaluating the cumulative risks from dietary and non-dietary exposures to pesticides. The pesticides in our products, certain of which may be used on crops processed into various food products, continue to be evaluated by the U.S. EPA as part of this exposure risk assessment. It is possible that the U.S. EPA or a third party active ingredient registrant may decide that a pesticide we use in our products will be limited or made unavailable to us. For example, in June 2000, DowAgroSciences, an active ingredient registrant, voluntarily agreed to a gradual phase-out of residential uses of chlorpyrifos, an active ingredient used by us in our lawn and garden products. In December 2000, the U.S. EPA reached agreement with various parties, including manufacturers of the active ingredient diazinon, regarding a phased withdrawal of residential uses of products containing diazinon, used also by us in our lawn and garden products. We cannot predict the outcome or the severity of the effect of the U.S. EPA's continuing evaluations of active ingredients used in our products.

                   The use of certain pesticide and fertilizer products is regulated by various local, state, federal and foreign environmental and public health agencies. Regulations regarding the use of some pesticide and fertilizer products may include requirements that only certified or professional users apply the product, that the products be used only in specified locations or that certain ingredients not be used. Users may be required to post notices on properties to which products have been or will be applied and may be required to notify individuals in the vicinity that products will be applied in the future. Even if we are able to comply with all such regulations and obtain all necessary registrations, we cannot assure that our products, particularly pesticide products, will not cause injury to the environment or to people under all circumstances. The costs of compliance, remediation or products liability have adversely affected operating results in the past and could materially affect future quarterly or annual operating results.

                   The harvesting of peat for our growing media business has come under increasing regulatory and environmental scrutiny. In the United States, state regulations frequently require us to limit our harvesting and to restore the property to an agreed-upon condition. In some locations, we have been required to create water retention ponds to control the sediment content of discharged water. In the United Kingdom, our peat extraction efforts are also the subject of legislation.

                   In addition to the regulations already described, local, state, federal and foreign agencies regulate the disposal, handling and storage of waste, air and water discharges from our facilities. In June 1997, the Ohio Environmental Protection Agency ("Ohio EPA") initiated an enforcement action against us with respect to alleged surface water violations and inadequate treatment capabilities at our Marysville facility and seeking corrective action under the Resource Conservation Recovery Act. We have met with the Ohio EPA and the Ohio Attorney General's office to negotiate an amicable resolution of these issues. On December 3, 2001, an agreed judicial Consent Order was submitted to the Union County Common Pleas Court. Although this Consent Order is subject to public comment and both parties may withdraw their consent to entry of the Order, we anticipate the Consent Order will be entered by the court in January 2002. During fiscal year 2001, we made approximately $.6 million in environmental capital expenditures and $2.1 million in other environmental expenses, compared with approximately $.8 million in environmental capital expenditures and $1.8 million in other environmental expenses in fiscal year 2000. Management anticipates that environmental capital expenditures and other environmental expenses for fiscal year 2002 will not differ significantly from those incurred in fiscal year 2001. The adequacy of these anticipated future expenditures is based on our operating in substantial compliance with applicable environmental and public health laws and regulations and several significant assumptions:

                   - that we have identified all of the significant sites that must be remediated;

                   - that there are no significant conditions of potential contamination that are unknown to us; and

                   - that with respect to the agreed judicial Consent Order in Ohio, that potentially contaminated soil can be remediated in place rather than having to be removed and only specific stream segments will require remediation as opposed to the entire stream.

                   If there is a significant change in the facts and circumstances surrounding these assumptions or if we are found not to be in substantial compliance with applicable environmental and public health laws and regulations, it could have a material impact on future environmental capital expenditures and other environmental expenses and our results of operations, financial position and cash flows.

          - THE IMPLEMENTATION OF THE EURO CURRENCY IN SOME EUROPEAN COUNTRIES BETWEEN 1999 AND 2002 COULD ADVERSELY AFFECT US.

                   In January 1999, the "euro" was introduced in some Economic and Monetary Union countries and by 2002, all Economic and Monetary Union countries are expected to be operating with the euro as their single currency. Uncertainty exists as to the effects the euro currency will have on the marketplace. We are still assessing the impact the Economic and Monetary Union formation and euro implementation may have on the sales of our products and conduct of our business. We expect to take appropriate actions based on the results of our assessment. However, there can be no assurance that this issue will not have a material adverse effect on us or our future operating results and financial condition.

          - OUR SIGNIFICANT INTERNATIONAL OPERATIONS MAKE US MORE SUSCEPTIBLE TO FLUCTUATIONS IN CURRENCY EXCHANGE RATES AND TO THE COSTS OF INTERNATIONAL REGULATION.

                   We currently operate manufacturing, sales and service facilities outside of North America, particularly in the United Kingdom, Germany and France.

                   Our international operations have increased with the acquisitions of Levington, Miracle Garden Care Limited, Ortho and Rhone-Poulenc Jardin and with the marketing agreement for consumer Roundup(R) products. In fiscal year 2001, international sales accounted for approximately 20% of our total sales. Accordingly, we are subject to risks associated with operations in foreign countries, including:

                   -       fluctuations in currency exchange rates;

                   - limitations on the conversion of foreign currencies into U.S. dollars;

                   - limitations on the remittance of dividends and other payments by foreign subsidiaries;

                   - additional costs of compliance with local regulations; and

                   - historically, higher rates of inflation than in the United States.

                   The costs related to our international operations could adversely affect our operations and financial results in the future.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

         The financial statements and other information required by this Item are contained in the financial statements, footnotes thereto and schedules listed in the "Index to Consolidated Financial Statements and Financial Statement Schedules" on page 41 herein.

                                     PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

         (a)  LIST OF DOCUMENTS FILED AS PART OF THIS REPORT

         1 and 2. Financial Statements and Financial Statement Schedules:

                  The response to this portion of Item 14 is submitted as a separate section of this Annual Report on Form 10-K. Reference is made to the "Index to Consolidated Financial Statements and Financial Statement Schedules" on page 41 herein.

         3. Exhibits:

                  See the Company's Annual Report on Form 10-K for the year ended September 30, 2001 for the list of exhibits.

                  EXECUTIVE COMPENSATORY PLANS AND ARRANGEMENTS

   Exhibit
     No.                               Description                                       Location
     ---                               -----------                                       --------

10(a)(1)    The O.M. Scott & Sons Company Excess Benefit Plan,              Incorporated herein by reference to the Annual
            effective October 1, 1993                                       Report on Form 10-K for the fiscal year ended
                                                                            September 30, 1993, of The Scotts Company, a
                                                                            Delaware corporation (File No. 0-19768)
                                                                            [Exhibit 10(h)]

10(a)(2)    First Amendment to The O.M. Scott & Sons Company                *
            Excess Benefit Plan, effective as of January 1, 1998

10(a)(3)    Second Amendment to The O.M. Scott & Sons Company               *
            Excess Benefit Plan, effective as of January 1, 1999

10(b)       The Scotts Company 1992 Long Term Incentive Plan                Incorporated herein by reference to the
            (as amended through May 15, 2000)                               Registrant's Quarterly Report on Form 10-Q for
                                                                            the fiscal quarter ended April 1, 2000 (File
                                                                            No. 1-13292) [Exhibit 10(b)]

10(c)       The Scotts Company Executive Annual Incentive Plan              *

10(d)       The Scotts Company 1996 Stock Option Plan (as                   Incorporated herein by reference to the Registrant's
            amended through May 15, 2000)                                   Quarterly Report on Form 10-Q for the fiscal
                                                                            quarter ended April 1, 2000 (File No. 1-13292)
                                                                            [Exhibit 10(d)]

10(e)       Specimen form of Stock Option Agreement (as                     *
            amended through October 23, 2001) for Non-Qualified
            Stock Options granted to employees under The
            Scotts Company 1996 Stock Option Plan, U.S. specimen

10(f)       Specimen form of Stock Option Agreement (as amended             *
            through October 23, 2001) for Non-Qualified Stock
            Options granted to employees under The Scotts
            Company 1996 Stock Option Plan, French specimen

10(g)(1)    The Scotts Company Executive Retirement Plan                    Incorporated herein by reference to the
                                                                            Registrant's Annual Report on Form 10-K for
                                                                            the fiscal year ended September 30, 1998 (File
                                                                            No. 1-11593) [Exhibit 10(j)]

10(g)(2)    First Amendment to The Scotts Company Executive                 *
            Retirement Plan, effective as of January 1, 1999

10(g)(3)    Second Amendment to The Scotts Company Executive                *
            Retirement Plan, effective as of January 1, 2000

10(h)       Employment Agreement, dated as of August 7, 1998,               Incorporated herein by reference to the
            between the Registrant and Charles M. Berger,                   Registrant's Annual Report on Form 10-K for
            and three attached Stock Option Agreements with                 the fiscal year ended September 30, 1998
            the following effective dates: September 23, 1998,              (File No. 1-11593) [Exhibit 10(n)]
            October 21, 1998 and September 24, 1999

10(i)       Stock Option Agreement, dated as of August 7, 1996,             Incorporated herein by reference to the
            between the Registrant and Charles M. Berger                    Registrant's Annual Report on Form 10-K for
                                                                            the fiscal year ended September 30, 1996 (File
                                                                            No. 1-11593) [Exhibit 10(m)]

   Exhibit
     No.                               Description                                       Location
     ---                               -----------                                       --------

10(j)       Letter agreement, dated March 21, 2001, pertaining              Incorporated herein by reference to the
            to amendment of Employment Agreement, dated as of               Registrant's Quarterly Report on Form 10-Q
            August 7, 1998, between the Registrant and                      for the fiscal quarter ended March 31, 2001
            Charles M. Berger; and employment of Mr. Berger                 (File No. 1-13292) [Exhibit 10(w)]
            through January 16, 2003

10(k)       Letter agreement, dated September 25, 2001, replacing           *
            and superceding the letter agreement, dated
            March 21, 2001, pertaining to amendment of
            Employment Agreement, dated as of August 7, 1998,
            between the Registrant and Charles M. Berger

10(l)       Employment Agreement, dated as of May 19, 1995,                 Incorporated herein by reference to the
            between the Registrant and James Hagedorn                       Registrant's Annual Report on Form 10-K for
                                                                            the fiscal year ended September 30, 1995 (File
                                                                            No. 1-11593) [Exhibit 10(p)]

10(m)       Letter agreement, dated April 10, 1997,                         Incorporated herein by reference to the
            between the Registrant and G. Robert Lucas                      Registrant's Annual Report on Form 10-K for
                                                                            the fiscal year ended September 30, 1997 (File
                                                                            No. 1-11593) [Exhibit 10(r)]

10(n)       Letter agreement, dated June 11, 2001, between                  Incorporated herein by reference to the
            the Registrant and G. Robert Lucas, regarding                   Registrant's Quarterly Report on Form 10-Q
            Mr. Lucas' retirement from employment by the Registrant         for the fiscal quarter ended June 30, 2001
                                                                            (File No. 1-13292) [Exhibit 10(x)]

10(o)       Letter agreement, dated March 16, 1999, between                 Incorporated herein by reference to the
            the Registrant and Hadia Lefavre                                Registrant's Annual Report on Form 10-K for
                                                                            the fiscal year ended September 30, 1999 (File
                                                                            No. 1-11593) [Exhibit 10(p)]

10(p)       Letter agreement, dated October 14, 2001,                       *
            between the Registrant and Hadia Lefavre, pertaining
            to terms of employment of Ms. Lefavre through
            September 30, 2002, and superseding certain
            provisions of letter agreement, dated March 16, 1999,
            between the Registrant and Ms. Lefavre

10(q)       Letter agreement, dated June 8, 2000, between the               Incorporated herein by reference to the
            Registrant and Patrick J. Norton                                Registrant's Annual Report on Form 10-K for
                                                                            the fiscal year ended September 30, 2000 (File
                                                                            No. 1-13292) [Exhibit 10(q)]

10(r)       Employment Agreement, dated August 1, 1995, between             Incorporated herein by reference to the
            Scotts Europe B.V. (now Scotts International B.V.)              Registrant's Annual Report on Form 10-K for
            and Laurens J.M. de Kort                                        the fiscal year ended September 30, 1999 (File
                                                                            No. 1-11593) [Exhibit 10(s)]

10(s)       Settlement Agreement, dated November 27, 2001,                  *
            between the Registrant and Laurens J.M. de Kort

   Exhibit
     No.                               Description                                       Location
     ---                               -----------                                       --------

10(t)       Letter agreement, dated July 16, 2001, between the              Incorporated herein by reference to the
            Registrant and James Rogula, regarding Mr. Rogula's             Registrant's Quarterly Report on Form 10-Q
            retirement from employment by the Registrant                    for the fiscal quarter ended June 30, 2001
                                                                            (File No. 1-13292) [Exhibit 10(y)]

10(u)       Written description of employment agreement                     *
            between the Registrant and Michael P. Kelty, Ph.D.

*  Filed herewith.

          (b)  REPORTS ON FORM 8-K

                   The Registrant filed no Current Reports on Form 8-K during the last quarter of the period covered by this Report.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                        AND FINANCIAL STATEMENT SCHEDULES

                                                                                                                    PAGE
                                                                                                                    ----

Consolidated Financial Statements of The Scotts Company and Subsidiaries:
    Report of Management........................................................................................        25
    Report of Independent Accountants...........................................................................        26
    Consolidated Statements of Operations for the fiscal years ended
       September 30, 2001, 2000 and 1999........................................................................        27
    Consolidated Statements of Cash Flows for the fiscal years ended
       September 30, 2001, 2000 and 1999........................................................................        28
    Consolidated Balance Sheets at September 30, 2001 and 2000..................................................        29
    Consolidated Statements of Changes in Shareholders' Equity
       and Comprehensive Income for the fiscal years ended September 30, 2001, 2000 and 1999....................        30
Notes to Consolidated Financial Statements......................................................................        32

         Schedules other than those listed above are omitted since they are not required or are not applicable, or the required information is shown in the Consolidated Financial Statements or Notes thereto.

                              REPORT OF MANAGEMENT

         Management of The Scotts Company is responsible for the preparation, integrity and objectivity of the financial information presented in this Form 10-K. The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and, accordingly, include some amounts that are based on management's best judgments and estimates.

         Management is responsible for maintaining a system of accounting and internal controls which it believes is adequate to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that the financial records are reliable for preparing financial statements. The selection and training of qualified personnel, the establishment and communication of accounting and administrative policies and procedures and a program of internal audits are important objectives of these control systems.

         The financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants selected by the Board of Directors. The independent accountants conduct a review of internal accounting controls to the extent required by generally accepted auditing standards and perform such tests and related procedures as they deem necessary to arrive at an opinion on the fairness of the financial statements in accordance with generally accepted accounting principles.

         The Board of Directors, through its Audit Committee consisting solely of non-management directors, meets periodically with management, internal audit personnel and the independent accountants to discuss internal accounting controls and auditing and financial reporting matters. The Audit Committee reviews with the independent accountants the scope and results of the audit effort. Both internal audit personnel and the independent accountants have access to the Audit Committee with or without the presence of management.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of The Scotts Company:


         In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows present fairly, after the restatement described in Note 25, in all material respects, the financial position of The Scotts Company at September 30, 2001, and September 30, 2000, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



As discussed in Note 25 the consolidated statements of operations have been revised to reflect revisions to the reclassifications of certain cooperative advertising costs related to the adoption of EITF 00-25, Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products.




/s/   PRICEWATERHOUSECOOPERS LLP
Columbus, Ohio


October 29, 2001, except for Note 22, as to which the date is December 12, 2001, and paragraph 5 of Note 18, as to which the date is June 5, 2002 and Note 20 and
Note 25, as to which the date is September 10, 2002

                               THE SCOTTS COMPANY

                      CONSOLIDATED STATEMENTS OF OPERATIONS
          FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2001, 2000 AND 1999
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                        2001         2000         1999
                                                        ----         ----         ----

Net sales                                             $ 1,696.6    $ 1,655.4    $ 1,550.6
Cost of sales                                           1,092.1      1,052.4        987.3
Restructuring and other charges                             7.3
                                                      ---------    ---------    ---------
Gross profit                                              597.2        603.0        563.3
Gross commission earned from marketing agreement           39.1         39.2         30.3
Contribution expenses under marketing agreement            18.3          9.9          1.6
                                                      ---------    ---------    ---------
Net commission earned from marketing agreement             20.8         29.3         28.7
Operating expenses:
   Advertising                                             89.9         89.0         87.0
   Selling, general and administrative                    324.1        312.0        285.5
   Restructuring and other charges                         68.4                       1.4
   Amortization of goodwill and other intangibles          27.7         27.1         25.6
   Other income, net                                       (8.5)        (6.0)        (3.6)
                                                      ---------    ---------    ---------
Income from operations                                    116.4        210.2        196.1
Interest expense                                           87.7         93.9         79.1
                                                      ---------    ---------    ---------
Income before income taxes                                 28.7        116.3        117.0
Income taxes                                               13.2         43.2         47.9
                                                      ---------    ---------    ---------
Income before extraordinary item                           15.5         73.1         69.1
Extraordinary loss on early extinguishment of debt,
   net of income tax benefit                                                          5.9
                                                      ---------    ---------    ---------
Net income                                                 15.5         73.1         63.2
Dividends on Class A Convertible Preferred Stock                         6.4          9.7
                                                      ---------    ---------    ---------
Income applicable to common shareholders              $    15.5    $    66.7    $    53.5

Basic earnings per share:
Before extraordinary loss                             $    0.55    $    2.39    $    3.25
Extraordinary loss, net of tax                                                      (0.32)
                                                      ---------    ---------    ---------
                                                      $    0.55    $    2.39    $    2.93

Diluted earnings per share:
Before extraordinary loss                             $    0.51    $    2.25    $    2.27
Extraordinary loss, net of tax                                                      (0.19)
                                                      ---------    ---------    ---------
                                                      $    0.51    $    2.25    $    2.08

Common shares used in basic earnings per
   share calculation                                       28.4         27.9         18.3
Common shares and potential common shares used in
  diluted earnings per share calculation                   30.4         29.6         30.5


See Notes to Consolidated Financial Statements.

                               THE SCOTTS COMPANY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2001, 2000 AND 1999
                                  (IN MILLIONS)

                                                                   2001       2000       1999
                                                                   ----       ----       ----

CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                     $  15.5    $  73.1    $  63.2
   Adjustments to reconcile net income to net cash
      provided by operating activities:
      Depreciation                                                   32.6       29.0       29.0
      Amortization                                                   31.0       32.0       27.2
      Deferred taxes                                                (19.9)       7.5        0.5
      Extraordinary loss                                                                    5.9
      Restructuring and other charges                                27.7
      Loss on sale of property                                                   4.4        1.8
      Gain on sale of business                                                  (4.6)
      Changes in assets and liabilities, net of
          acquired businesses:
          Accounts receivable                                       (14.2)       6.4       23.7
          Inventories                                               (68.5)       5.8      (21.6)
          Prepaid and other current assets                           31.4       (9.2)     (25.2)
          Accounts payable                                           (2.8)      19.4       10.7
          Accrued taxes and liabilities                             (22.7)      22.5      (10.7)
          Restructuring reserves                                     37.3
          Other assets                                                6.1       (4.7)     (35.9)
          Other liabilities                                           7.6       (6.4)       2.2
      Other, net                                                      4.6       (3.7)       7.4
                                                                  -------    -------    -------
          Net cash provided by operating activities                  65.7      171.5       78.2
                                                                  -------    -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES
   Investment in property, plant and equipment                      (63.4)     (72.5)     (66.7)
   Proceeds from sale of equipment                                               1.8        1.5
   Investments in acquired businesses,
      net of cash acquired                                          (26.5)     (18.3)    (506.2)
   Payments on sellers notes                                        (11.1)      (1.0)
   Other, net                                                                    0.5       (0.2)
                                                                  -------    -------    -------
          Net cash used in investing activities                    (101.0)     (89.5)    (571.6)
                                                                  -------    -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES
   Net borrowings (repayments) under revolving
      and bank lines of credit                                       61.7      (26.0)      65.3
   Gross borrowings under term loans                                260.0                 525.0
   Gross repayments under term loans                               (315.7)     (23.7)      (3.0)
   Repayment of outstanding balance on previous credit facility                          (241.0)
   Issuance of 8 5/8% Senior Subordinated Notes                                           330.0
   Extinguishment of 9 7/8% Senior Subordinated Notes                                    (107.1)
   Settlement of interest rate locks                                                      (12.9)
   Financing and issuance fees                                       (1.6)      (1.0)     (24.1)
   Dividends on Class A Convertible Preferred Stock                             (6.4)     (12.1)
   Repurchase of treasury shares                                               (23.9)     (10.0)
   Cash received from exercise of stock options                      17.0        2.8        3.8
                                                                  -------    -------    -------
          Net cash provided by (used in) financing activities        21.4      (78.2)     513.9
Effect of exchange rate changes on cash                              (0.4)      (1.1)      (0.8)
                                                                  -------    -------    -------
Net (decrease) increase in cash                                     (14.3)       2.7       19.7
Cash and cash equivalents, beginning of period                       33.0       30.3       10.6
                                                                  -------    -------    -------
Cash and cash equivalents, end of period                          $  18.7    $  33.0    $  30.3


See Notes to Consolidated Financial Statements.

                               THE SCOTTS COMPANY

                           CONSOLIDATED BALANCE SHEETS
                           SEPTEMBER 30, 2001 AND 2000
                       (IN MILLIONS EXCEPT PER SHARE DATA)

                                                                                   2001        2000
                                                                                   ----        ----

                                     ASSETS
Current assets:
   Cash and cash equivalents                                                     $   18.7    $   33.0
   Accounts receivable, less allowance for uncollectible
      accounts of $23.9 in 2001 and $11.7 in 2000                                   220.8       216.0
   Inventories, net                                                                 368.4       307.5
   Current deferred tax asset                                                        52.2        25.1
   Prepaid and other assets                                                          34.1        62.3
                                                                                 --------    --------
          Total current assets                                                      694.2       643.9
Property, plant and equipment, net                                                  310.7       290.5
Intangible assets, net                                                              771.1       743.1
Other assets                                                                         67.0        83.9
                                                                                 --------    --------
          Total assets                                                           $1,843.0    $1,761.4
                                                                                 ========    ========
                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Short-term debt                                                               $   71.3    $   49.4
   Accounts payable                                                                 150.9       153.0
   Accrued liabilities                                                              208.0       174.3
   Accrued taxes                                                                     14.9        33.1
                                                                                 --------    --------
          Total current liabilities                                                 445.1       409.8
Long-term debt                                                                      816.5       813.4
Other liabilities                                                                    75.2        60.3
                                                                                 --------    --------
          Total liabilities                                                       1,336.8     1,283.5
                                                                                 --------    --------
Commitments and contingencies
Shareholders' equity:
   Preferred shares, no par value, none issued
   Common shares, no par value per share, $.01 stated value
      per share, 31.3 shares issued in 2001 and 2000                                  0.3         0.3
   Capital in excess of stated value                                                398.3       389.3
   Retained earnings                                                                212.3       196.8
   Treasury stock at cost, 2.6 shares in 2001, 3.4 shares in 2000                   (70.0)      (83.5)
   Accumulated other comprehensive income                                           (34.7)      (25.0)
                                                                                 --------    --------
   Total shareholders' equity                                                       506.2       477.9
                                                                                 --------    --------
          Total liabilities and shareholders' equity                             $1,843.0    $1,761.4


See Notes to Consolidated Financial Statements.


                                                     THE SCOTTS COMPANY

                     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                                FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2001, 2000 AND 1999
                                                        (IN MILLIONS)



                                       Preferred Shares      Common Shares    Capital in                    Treasury Stock
                                       ----------------      -------------     Excess of    Retained        --------------
                                        Shares    Amount     Shares  Amount  Stated Value   Earnings      Shares      Amount
                                        ------    ------     ------  ------  ------------   --------      ------      ------

Balance, September 30, 1998                0.2   $ 177.3      21.1  $  0.2    $ 208.9    $    76.6       (2.8)    $  (55.9)
Net income                                                                                    63.2
Foreign currency translation
Minimum pension liability
Comprehensive income
Issuance of common shares
   held in treasury                                                               1.6                     0.2          4.0
Purchase of common shares                                                                                (0.3)       (10.0)
Dividends on Class A Convertible
   Preferred Stock                                                                            (9.7)
Conversion of Class A Convertible
   Preferred Stock                        (0.2)     (3.4)      0.2                3.4
                                       -------   -------   -------  ------    -------    ---------  ---------     --------
Balance, September 30, 1999                0.0     173.9      21.3     0.2      213.9        130.1       (2.9)       (61.9)
Net income                                                                                    73.1
Foreign currency translation
Minimum pension liability
Comprehensive income
Issuance of common shares
   held in treasury                                                    0.1        1.5                     0.1          2.3
Purchase of common shares                                                                                (0.6)       (23.9)
Dividends on Class A Convertible
   Preferred Stock                                                                            (6.4)
Conversion of Class A Convertible
   Preferred Stock                                (173.9)     10.0              173.9
                                       -------   -------   -------  ------    -------    ---------  ---------     --------
Balance, September 30, 2000                0.0       0.0      31.3     0.3      389.3        196.8       (3.4)       (83.5)
Net income                                                                                    15.5
Foreign currency translation
Unrecognized loss on derivatives
Minimum pension liability
   Comprehensive income
Issuance of common shares
   held in treasury                                                               9.0                     0.8         13.5
                                       -------   -------   -------  ------    -------    ---------  ---------     --------
Balance, September 30, 2001                0.0   $   0.0      31.3  $  0.3    $ 398.3    $   212.3       (2.6)    $  (70.0)


                                                                                Accumulated Other
                                                                              Comprehensive Income
                                                                              --------------------
                                                                                 Minimum Pension     Foreign
                                                                                    Liability       Currency
                                                                  Derivatives      Adjustment      Translation      Total
                                                                  -----------      ----------      -----------      -----


Balance, September 30, 1998                                        $               $  (0.2)        $    (3.0)   $    403.9
                                                                   -------         -------         ---------    ----------
Net income                                                                                                            63.2
Foreign currency translation                                                                            (5.7)         (5.7)
Minimum pension liability                                                             (4.0)(a)                        (4.0)
                                                                   -------         -------         ---------    ----------
    Comprehensive income                                                              (4.0)             (5.7)         53.5
Issuance of common shares held in treasury                                                                             5.6
Purchase of common shares                                                                                            (10.0)
Dividends on Class A Convertible Preferred Stock                                                                      (9.7)
Conversion of Class A Convertible Preferred Stock
                                                                   -------         -------         ---------    ----------
Balance, September 30, 1999                                                        $  (4.2)        $    (8.7)   $    443.3
                                                                   -------         -------         ---------    ----------
Net income                                                                                                            73.1
Foreign currency translation                                                                           (11.2)        (11.2)
Minimum pension liability                                                             (0.9)(a)                        (0.9)
                                                                   -------         -------         ---------    ----------
    Comprehensive income                                                              (0.9)            (11.2)         61.0
Issuance of common shares held in treasury                                                                             3.9
Purchase of common shares                                                                                            (23.9)
Dividends on Class A Convertible Preferred Stock                                                                      (6.4)
Conversion of Class A Convertible Preferred Stock
                                                                   -------         -------         ---------    ----------
Balance September 30, 2000                                                         $  (5.1)        $   (19.9)   $    477.9
                                                                   -------         -------         ---------    ----------
Net income                                                                                                            15.5
Foreign currency translation
Unrecognized loss on derivatives                                      (1.5)(b)                                        (1.5)
Minimum pension liability                                                             (8.2)(a)                        (8.2)
                                                                   -------         -------         ---------    ----------
    Comprehensive income                                                                                               5.8
Issuance of common shares held in treasury                                                                            22.5
                                                                   -------         -------         ---------    ----------
Balance September 30, 2001                                         $  (1.5)        $ (13.3)        $   (19.9)   $    506.2


------------------
(a) Net of tax benefits of $5.5, $0.5, and $2.7 for fiscal 2001, 2000 and 1999, respectively.

(b)      Net of tax benefits of $1.1 for fiscal 2001.

See Notes to Consolidated Financial Statements.

                               THE SCOTTS COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

         The Scotts Company and its subsidiaries (collectively "Scotts" or the "Company") are engaged in the manufacture and sale of lawn care and garden products. The Company's major customers include mass merchandisers, home improvement centers, large hardware chains, independent hardware stores, nurseries, garden centers, food and drug stores, lawn and landscape service companies, commercial nurseries and greenhouses, and specialty crop growers. The Company's products are sold in the United States, Canada, the European Union, the Caribbean, Southeast Asia, the Middle East, Africa, Australia, New Zealand, Japan and Latin America.

ORGANIZATION AND BASIS OF PRESENTATION

         The consolidated financial statements include the accounts of The Scotts Company and its subsidiaries. All material intercompany transactions have been eliminated.

USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.

REVENUE RECOGNITION

         Revenue is recognized when products are shipped and when title and risk of loss transfer to the customer. For certain large multi-location customers, products may be shipped to third-party warehousing locations. Revenue is not recognized until the customer places orders against that inventory and acknowledges ownership of the goods in writing. Provisions for estimated returns and allowances are recorded at the time of shipment based on historical rates of returns as a percentage of sales.

ADVERTISING AND PROMOTION

         The Company advertises its branded products through national and regional media, and through cooperative advertising programs with retailers. Retailers are also offered in-store promotional allowances and offered pre-season stocking allowances. Certain products are also promoted with direct consumer rebate programs. Advertising and promotion costs (including allowances and rebates) incurred during the year are expensed ratably to interim periods in relation to revenues. All advertising and promotion costs, except for production costs, are expensed within the fiscal year in which such costs are incurred. Production costs for advertising programs are deferred until the period in which the advertising is first aired. Amounts paid or payable to customers or consumers in connection with the purchase of our products are recorded as a reduction of net sales.

RESEARCH AND DEVELOPMENT

         All costs associated with research and development are charged to expense as incurred. Expense for fiscal 2001, 2000, and 1999 was $24.7 million, $24.1 million, and $21.7 million, respectively.

EARNINGS PER COMMON SHARE

         Basic earnings per common share is based on the weighted-average number of common shares outstanding each period. Diluted earnings per common share is based on the weighted-average number of common shares and dilutive potential common shares (stock options, convertible preferred stock and warrants) outstanding each period.

INVENTORIES

         Inventories are stated at the lower of cost or market, principally determined by the FIFO method; however, certain growing media inventories are accounted for by the LIFO method. At September 30, 2001 and 2000, approximately 9% and 13% of inventories, respectively, are valued at the lower of LIFO cost or market. Inventories include the cost of raw materials, labor and manufacturing overhead. The Company makes provisions for obsolete or slow-moving inventories as necessary to properly reflect inventory value. Reserves for excess and obsolete inventories were $22.3 million and $20.1 million at September 30, 2001 and 2000, respectively.

LONG-LIVED ASSETS

         Property, plant and equipment, including significant improvements, are stated at cost. Expenditures for maintenance and repairs are charged to operating expenses as incurred. When properties are retired or otherwise disposed of, the cost of the asset and the related accumulated depreciation are removed from the accounts with the resulting gain or loss being reflected in results of operations.

         Depletion of applicable land is computed on the units-of-production method. Depreciation of other property, plant and equipment is provided on the straight-line method and is based on the estimated useful economic lives of the assets as follows:

         Land improvements                                     10-25 years
         Buildings                                             10-40 years
         Machinery and equipment                                3-15 years
         Furniture and fixtures                                 6-10 years
         Software                                                3-8 years

         Interest is capitalized on all significant capital projects. The Company capitalized $3.1 million and $2.4 million of interest costs during fiscal 2001 and 2000, respectively.

         Goodwill arising from business acquisitions is amortized over its useful life, which is generally 20 to 40 years, on a straight-line basis. Intangible assets include patents, trademarks and other intangible assets which are valued at acquisition through independent appraisals. Patents, trademarks and other intangible assets are being amortized on a straight-line basis over periods varying from 7 to 40 years. Accumulated amortization at September 30, 2001 and 2000 was $150.2 million and $120.6 million, respectively.

         Management assesses the recoverability of property and equipment, goodwill, trademarks and other intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its future undiscounted cash flows. If it is determined that an impairment has occurred, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its estimated fair value.

INTERNAL USE SOFTWARE

         The Company accounts for the costs of internal use software in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Accordingly, costs other than reengineering costs are expensed or capitalized depending on whether they are incurred in the preliminary project stage, application development stage, or the post-implementation/operation stage. As of September 30, 2001 and 2000, the Company had $36.7 million and $37.3 million, respectively, in unamortized capitalized internal use computer software costs. Amortization of these costs was $4.3 million during fiscal 2001 and $0.9 million during fiscal 2000.

CASH AND CASH EQUIVALENTS

         The Company considers all highly liquid financial instruments with original maturities of three months or less to be cash equivalents.

ENVIRONMENTAL COSTS

         The Company recognizes environmental liabilities when conditions requiring remediation are identified. The Company determines its liability on a site by site basis and records a liability at the time when it is probable and can be reasonably estimated. Expenditures which extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. Environmental liabilities are not discounted or reduced for possible recoveries from insurance carriers.

FOREIGN EXCHANGE INSTRUMENTS

         Gains and losses on foreign currency transaction hedges are recognized in income and offset the foreign exchange gains and losses on the underlying transactions. Gains and losses on foreign currency firm commitment hedges are deferred and included in the basis of the transactions underlying the commitments.

         All assets and liabilities in the balance sheets of foreign subsidiaries whose functional currency is other than the U.S. dollar are translated into U.S. dollar equivalents at year-end exchange rates. Translation gains and losses are accumulated as a separate component of other comprehensive income and included in shareholders' equity. Income and expense items are translated at average monthly exchange rates. Foreign currency transaction gains and losses are included in the determination of net income.

DERIVATIVE INSTRUMENTS

         In the normal course of business, the Company is exposed to fluctuations in interest rates and the value of foreign currencies. The Company has established policies and procedures that govern the management of these exposures through the use of a variety of financial instruments. The Company employs various financial instruments, including forward exchange contracts and swap agreements, to manage certain of the exposures when practical. By policy, the Company does not enter into such contracts for the purpose of speculation or use leveraged financial instruments. The Company's derivatives activities are managed by the chief financial officer and other senior management of the Company in consultation with the Finance Committee of the Board of Directors. These activities include establishing the Company's risk-management philosophy and objectives, providing guidelines for derivative-instrument usage and establishing procedures for control and valuation, counterparty credit approval and the monitoring and reporting of derivative activity. The Company's objective in managing its exposure to fluctuations in interest rates and foreign currency exchange rates is to decrease the volatility of earnings and cash flows associated with changes in the applicable rates and prices. To achieve this objective, the Company primarily enters into forward exchange contracts and swap agreements whose values change in the opposite direction of the anticipated cash flows. Derivative instruments related to forecasted transactions are considered to hedge future cash flows, and the effective portion of any gains or losses is included in other comprehensive income until earnings are affected by the variability of cash flows. Any remaining gain or loss is recognized currently in earnings. The cash flows of the derivative instruments are expected to be highly effective in achieving offsetting cash flows attributable to fluctuations in the cash flows of the hedged risk. If it becomes probable that a forecasted transaction will no longer occur, the derivative will continue to be carried on the balance sheet at fair value, and gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings.

         To manage certain of its cash flow exposures, the Company has entered into forward exchange contracts and interest rate swap agreements. The forward exchange contracts are designated as hedges of the Company's foreign currency exposure associated with future cash flows. Amounts payable or receivable under forward exchange contracts are recorded as adjustments to selling, general and administrative expense. The interest rate swap agreements are designated as hedges of the Company's interest rate risk associated with certain variable rate debt. Amounts payable or receivable under the swap agreements are recorded as adjustments to interest expense.

Unrealized gains or losses resulting from valuing these swaps at fair value are recorded in other comprehensive income.

         The Company adopted Statement of Financial Accounting Standards No. 133 as of October 2000. Since adoption, there have been no gains or losses recognized in earnings for hedge ineffectiveness or due to excluding a portion of the value from measuring effectiveness.

RECLASSIFICATIONS

         Certain reclassifications have been made to the prior years' financial statements to conform to fiscal 2001 classifications.




NOTE 2.  DETAIL OF CERTAIN FINANCIAL STATEMENT ACCOUNTS

                                                                     2001             2000
                                                                     ----             ----
                                                                         (in millions)

         INVENTORIES, NET:
             Finished goods                                      $     295.8        $   232.9
             Raw materials                                              72.6             74.6
                                                                 -----------        ---------
                                                                 $     368.4        $   307.5


                                                                     2001             2000
                                                                     ----             ----
                                                                         (in millions)
         PROPERTY, PLANT AND EQUIPMENT, NET:
             Land and improvements                               $     38.9         $   38.5
             Buildings                                                119.5            109.0
             Machinery and equipment                                  203.4            201.4
             Furniture and fixtures                                    31.9             30.0
             Software                                                  42.0             39.5
             Construction in progress                                  79.6             54.4
             Less: accumulated depreciation                          (204.6)          (182.3)
                                                                 ----------         --------
             Total                                               $    310.7         $  290.5



                                                                     2001             2000
                                                                     ----             ----
                                                                         (in millions)

         INTANGIBLE ASSETS, NET:
             Goodwill                                            $    352.3         $  330.1
             Trademarks                                               385.7            358.0
             Other                                                    183.3            175.6
             Less: accumulated amortization                          (150.2)          (120.6)
                                                                 ----------         --------
             Total                                               $    771.1         $  743.1


                                                                     2001             2000
                                                                     ----             ----
                                                                         (in millions)

         ACCRUED LIABILITIES:
             Payroll and other compensation accruals             $     35.2         $   40.5
             Advertising and promotional accruals                      63.5             62.3
             Restructuring accruals                                    30.1              0.0
             Other                                                     79.2             71.5
                                                                 ----------         --------
             Total                                               $    208.0         $  174.3


                                                                     2001             2000
                                                                     ----             ----
                                                                         (in millions)

         OTHER NON-CURRENT LIABILITIES:
             Accrued pension and postretirement liabilities      $     62.0         $   49.8
             Legal and environmental reserves                           7.0             10.5
             Restructuring accruals                                     4.2              0.0
             Other                                                      2.0              0.0
                                                                 ----------         --------
             Total                                               $     75.2         $   60.3


NOTE 3.  MARKETING AGREEMENT

         Effective September 30, 1998, the Company entered into an agreement with Monsanto Company ("Monsanto", now known as Pharmacia Corporation) for exclusive domestic and international marketing and agency rights to Monsanto's consumer Roundup(R) herbicide products. Under the terms of the agreement, the Company is entitled to receive an annual commission from Monsanto in consideration for the performance of its duties as agent. The annual commission is calculated as a percentage of the actual earnings before interest and income taxes (EBIT), as defined in the agreement, of the Roundup(R) business. Each year's percentage varies in accordance with the terms of the agreement based on the achievement of two earnings thresholds and on commission rates that vary by threshold and program year.

         The agreement also requires the Company to make fixed annual payments to Monsanto as a contribution against the overall expenses of the Roundup(R) business. The annual fixed payment is defined as $20 million. However, portions of the annual payments for the first three years of the agreement are deferred. No payment was required for the first year (fiscal 1999), a payment of $5 million was required for the second year and a payment of $15 million was required for the third year so that a total of $40 million of the contribution payments were deferred. Beginning in the fifth year of the agreement, the annual payments to Monsanto increase to at least $25 million, which include per annum interest charges at 8%. The annual payments may be increased above $25 million if certain significant earnings targets are exceeded. If all of the deferred contribution amounts are paid prior to 2018, the annual contribution payments revert to $20 million. Regardless of whether the deferred contribution amounts are paid, all contribution payments cease entirely in 2018.

         The Company is recognizing a charge each year associated with the annual contribution payments equal to the required payment for that year. The Company is not recognizing a charge for the portions of the contribution payments that are deferred until the time those deferred amounts are paid. The Company considers this method of accounting for the contribution payments to be appropriate after consideration of the likely term of the agreement, the Company's ability to terminate the agreement without paying the deferred amounts, and the fact that approximately $18.6 million of the deferred amount is never paid, even if the agreement is not terminated prior to 2018, unless significant earnings targets are exceeded.

         The express terms of the agreement permit the Company to terminate the agreement only upon Material Breach, Material Fraud or Material Willful Misconduct by Monsanto, as such terms are defined in the agreement, or upon the sale of the Roundup business by Monsanto. In such instances, the agreement permits the Company to avoid payment of any deferred contribution and related per annum charge. The Company's basis for not recording a financial liability to Monsanto for the deferred portions of the annual contribution and per annum charge is based on our assessment and consultations with our legal counsel and the Company's independent accountants. In addition, the Company has obtained a legal opinion from The Bayard Firm, P.A., which concluded, subject to certain qualifications, that if the matter were litigated, a Delaware court would likely conclude that the Company is entitled to terminate the agreement at will, with appropriate prior notice, without incurring significant penalty, and avoid paying the unpaid deferred amounts. We have concluded that, should the Company elect to terminate the agreement at any balance sheet date, it will not incur significant economic consequences as a result of such action.

         The Bayard Firm was special Delaware counsel retained during fiscal 2000 solely for the limited purpose of providing a legal opinion in support of the contingent liability treatment of the agreement previously adopted by the Company and has neither generally represented or advised the Company nor participated in the preparation or review of the Company's financial statements or any SEC filings. The terms of such opinion specifically limit the parties who are entitled to rely on it.

         The Company's conclusion is not free from challenge and, in fact, would likely be challenged if the Company were to terminate the agreement. If it were determined that, upon termination, the Company must pay any remaining deferred contribution amounts and related per annum charges, the resulting charge to earnings could have a material impact on the Company's results of operations and financial position. At September 30, 2001, contribution payments and related per annum charges of approximately $46.4 million had been deferred under the agreement. This amount is considered a contingent obligation and has not been reflected in the financial statements as of and for the year then ended.

         Monsanto has disclosed that it is accruing the $20 million fixed contribution fee per year beginning in the fourth quarter of Monsanto's fiscal year 1998, plus interest on the deferred portion.

         The agreement has a term of seven years for all countries within the European Union (at the option of both parties, the agreement can be renewed for up to 20 years for the European Union countries). For countries outside of the European Union, the agreement continues indefinitely unless terminated by either party. The agreement provides Monsanto with the right to terminate the agreement for an event of default (as defined in the agreement) by the Company or a change in control of Monsanto or the sale of the Roundup(R) business. The agreement provides the Company with the right to terminate the agreement in certain circumstances including an event of default by Monsanto or the sale of the Roundup(R) business. Unless Monsanto terminates the agreement for an event of default by the Company, Monsanto is required to pay a termination fee to the Company that varies by program year. The termination fee is $150 million for each of the first five program years, gradually declines to $100 million by year ten of the program and then declines to a minimum of $16 million if the program continues for years 11 through 20.

         In consideration for the rights granted to the Company under the agreement for North America, the Company was required to pay a marketing fee of $32 million to Monsanto. The Company has deferred this amount on the basis that the payment will provide a future benefit through commissions that will be earned under the agreement and is amortizing the balance over ten years, which is the estimated likely term of the agreement.

NOTE 4. RESTRUCTURING AND OTHER CHARGES

2001 CHARGES

         During the third and fourth quarters of fiscal 2001, the Company recorded $75.7 million of restructuring and other charges, primarily associated with the closure or relocation of certain manufacturing and administrative facilities. The $75.7 million in charges is segregated in the Statements of Operations in two components: (i) $7.3 million included in cost of sales for the write-off of inventory that was rendered unusable as a result of the restructuring activities and (ii) $68.4 million included in selling, general and administrative costs. Included in the $68.4 million charge in selling, general and administrative costs is $20.4 million to write-down to fair value certain property and equipment and other assets; $5.8 million of facility exit costs; $27.0 million of severance costs; and $15.2 million in other restructuring and other costs. The severance costs related to reduction in force initiatives and facility closures and consolidations in North America and Europe covering approximately 340 administrative, production, selling and other employees. Severance costs are expected to be paid in fiscal 2002 with some payments extending into 2003. All other fiscal 2001 restructuring related activities and costs are expected to be completed by the end of fiscal 2002.

         The following is a rollforward of the restructuring and related charges recorded in the third and fourth quarters of fiscal 2001:

         Description                                  Type           Classification      Charge        Payment     Balance
         -----------                                  ----           --------------      ------        -------     -------

         Severance                                    Cash                SG&A          $   27.0      $ (1.9)      $ 25.1
         Facility exit costs                          Cash                SG&A               5.8        (0.6)         5.2
         Other related costs                          Cash                SG&A              15.2        (8.2)         7.0
                                                                                        --------      ------       ------
            Total cash                                                                      48.0      $(10.7)      $ 37.3
                                                                                        --------
         Property and equipment writedowns          Non-Cash              SG&A               7.9
         Obsolete inventory writeoffs               Non-Cash          Cost of sales          7.3
         Other asset writedowns                     Non-Cash              SG&A              12.5
                                                                                        --------
            Total non-cash                                                                  27.7
                                                                                        --------
            Total                                                                       $   75.7


1999 CHARGES

         During fiscal 1999, the Company recorded $1.4 million of restructuring charges associated with management's decision to reorganize the North American Professional Business Group to strengthen distribution and technical sales support, integrate brand management across market segments and reduce annual operating expenses. These charges represent costs to sever approximately 60 in-house sales associates who were terminated in fiscal 1999. Approximately $1.1 million of severance payments were made to these former associates during fiscal 1999. Of the remaining $0.3 million, $0.2 million was paid in fiscal 2000, and the remainder was paid in fiscal 2001.

NOTE 5. ACQUISITIONS AND DIVESTITURES

         On January 1, 2001, the Company acquired the Substral(R) brand and consumer plant care business from Henkel KGaA. Substral(R) is a leading consumer fertilizer brand in many European countries including Germany, Austria, Belgium, France and the Nordics. Under the terms of the asset purchase agreement, the Company acquired specified working capital and intangible assets associated with the Substral(R) business. The purchase price will be determined based on the value of the working capital assets acquired and the performance of the business for the period from June 15, 2000 to December 31, 2000. The parties to the transaction are still in the process of determining a final purchase price; however, the Company's management estimates that the final purchase price will be approximately $40 million. On June 29, 2001 and December 29, 2000, the Company advanced $6.4 million and $6.9 million, respectively, to Henkel KGaA toward the Substral(R) purchase price.

         The Substral(R) acquisition was made in exchange for cash and notes due to seller and was accounted for under the purchase method of accounting. Accordingly, Substral's results have been included from the date of its acquisition and the purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Intangible assets associated with the purchase were $33.7 million.

         Statement of Financial Accounting Standards No. 141, "Business Combinations" was issued in June 2001. This new standard mandates the purchase method of accounting for all business combinations entered into after June 30, 2001. The standard also requires the valuation of intangible assets apart from goodwill for assets that arise as a result of contractual or legal rights or if the right is separable (able to be sold, transferred, leased, licensed, etc.). Goodwill is the residual amount after all tangible and other intangible assets have been valued. All acquisitions in fiscal 2001 were in process or completed prior to the effective date of SFAS No. 141.

         The following unaudited pro forma results of operations give effect to the Substral(R) brand acquisition as if it had occurred on October 1, 1999.


                                                         Fiscal Year Ended
                                                              September 30,
                                                              -------------
                                                        2001              2000
                                                        ----              ----
                                                              (in millions)

          Net sales                                  $ 1,701.2       $ 1,673.6
          Income before extraordinary loss                16.2            69.5
          Net income                                      16.2            69.5
          Basic earnings per share:
              Before extraordinary loss              $     .57       $    2.49
              After extraordinary loss                     .57            2.49
          Diluted earnings per share:
              Before extraordinary loss              $     .53       $    2.34
              After extraordinary loss                     .53            2.34


         In May 2000, the Company sold its ProTurf(R) business to two buyers. The terms of the agreement included the sale of certain inventory for approximately $16.3 million and an arrangement for the use and eventual purchase of related trademarks by the buyers. A gain of approximately $4.6 million for the sale of this business is reflected in the Company's fiscal 2000 results of operations.

NOTE 6. RETIREMENT PLANS.

         The Company offers a defined contribution profit sharing and 401(k) plan for substantially all U.S. employees. Full-time employees may participate in the plan on the first day of the month after being hired. Temporary employees may participate after working at least 1,000 hours in their first twelve months of employment and after reaching the age of 21. The plan allows participants to contribute up to 15% of their compensation in the form of pre-tax or post-tax contributions. The Company provides a matching contribution equivalent to 100% of participants' initial 3% contribution and 50% of the participants' remaining contribution up to 5%. Participants are immediately vested in employee contributions, the Company's matching contributions and the investment return on those monies. The Company also provides a base contribution to employees' accounts regardless of whether employees are active in the plan. The base contribution is 2% of compensation up to 50% of the Social Security taxable wage base plus 4% of compensation in excess of 50% of the Social Security wage base. Participants become vested in the Company's base contribution after three years of service. The Company recorded charges of $10.3 million, $7.4 million and $8.4 million under the plan in fiscal 2001, 2000 and 1999, respectively.

         In conjunction with the decision to offer the expanded defined contribution profit sharing and 401(k) plan to domestic Company associates, management decided to freeze benefits under certain defined benefit pension plans. These pension plans covered substantially all full-time U.S. associates who had completed one year of eligible service and reached the age of 21. The benefits under these plans are based on years of service and the associates' average final compensation or stated amounts. The Company's funding policy, consistent with statutory requirements and tax considerations, is based on actuarial computations using the Projected Unit Credit method. The Company also curtailed its non-qualified supplemental pension plan which provides for incremental pension payments from the Company so that total pension payments equal amounts that would have been payable from the Company's pension plans if it were not for limitations imposed by income tax regulations.

         The Company also sponsors the following pension plans associated with the international businesses it has acquired: Scotts Europe BV, ASEF Europe BV (Netherlands), The Scotts Company (UK) Ltd., Miracle Garden Care, Scotts France SAS, Scotts Celaflor GmbH (Germany) and Scotts Celaflor HG (Austria). These plans generally cover all associates of the respective businesses and retirement benefits are generally based on years of service and compensation levels. The pension plans for Scotts Europe BV, ASEF Europe BV (Netherlands), The Scotts Company (UK) Ltd., and Miracle Garden Care are funded plans. The remaining international pension plans are not funded by separately held plan assets.

         In connection with reduction in force initiatives implemented in fiscal 2001, curtailment (gains) or losses of ($0.2) million and $2.7 million were recorded as components of restructuring expense for the international and domestic defined benefit pension plans, respectively.

         The following tables present information about benefit obligations, plan assets, annual expense and other assumptions about the Company's defined benefit pension plans ($ millions):

                                                          Curtailed
                                                           Defined                International             Curtailed
                                                        Benefit Plans             Benefit Plans            Excess Plan
                                                        -------------             -------------            -----------
                                                       2001        2000         2001        2000        2001        2000
                                                       ----        ----         ----        ----        ----        ----

CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year             $  59.5      $  59.0     $    72.1   $  73.2      $   1.9     $    1.9
Service cost                                                                       3.6       2.9
Interest cost                                           4.6          4.1           4.0       3.7          0.1          0.1
Plan participants' contributions                                                   0.7       0.8
Curtailment loss (gain)                                 2.7                       (0.2)
Actuarial (gain) loss                                   4.3                       (2.7)     (0.4)        (0.1)        (0.1)
Benefits paid                                          (3.9)        (3.6)         (1.7)     (1.6)
Foreign currency translation                                                       0.3      (6.5)
                                                    -------      -------     ---------   -------                  --------
Benefit obligation at end of year                   $  67.2      $  59.5     $    76.1   $  72.1      $   1.9     $    1.9
                                                    =======      =======     =========   =======      =======     ========
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year         56.2         56.8          64.3      59.9
Actual return on plan assets                            4.5          3.0         (13.7)      7.6
Employer contribution                                   0.1                        2.8       1.2
Plan participants' contributions                                                   0.7       0.9
Benefits paid                                          (3.9)        (3.6)         (1.7)     (0.6)
Foreign currency translation                                                      (0.6)     (4.7)
                                                    -------      -------     ---------   -------
Fair value of plan assets at end of year            $  56.9      $  56.2     $    51.8   $  64.3
                                                    =======      =======     =========   =======
AMOUNTS RECOGNIZED IN THE STATEMENT OF
   FINANCIAL POSITION CONSIST OF:
Funded status                                         (10.3)        (3.3)        (24.3)     (7.8)        (1.9)        (1.9)
Unrecognized losses                                    12.1          8.3          15.8       0.7          0.3          0.3
                                                    -------      -------     ---------   -------      -------     --------
Net amount recognized                               $   1.8      $   5.0     $    (8.5)  $  (7.1)     $  (1.6)    $   (1.6)
                                                    =======      =======     =========   =======      =======     ========

                                       2001      2000     1999      2001       2000     1999      2001     2000     1999
                                       ----      ----     ----      ----       ----     ----      ----     ----     ----

COMPONENTS OF NET PERIODIC
    BENEFIT COST
Service cost                          $        $         $         $  3.6    $   3.5   $   3.2    $       $        $
Interest cost                            4.6       4.1      4.2       4.0        4.0       3.6      0.1      0.1      0.1
Expected return on plan assets          (4.3)     (4.4)    (4.5)     (4.8)      (5.5)     (3.7)
Net amortization and deferral            0.3                0.4                  0.6       0.3
Curtailment loss (gain)                  2.7                         (0.2)
                                      ------   ------    ------    ------    -------   -------    -----   ------   ------
Net periodic benefit cost             $  3.3   $  (0.3)  $  0.1    $  2.6    $   2.6   $   3.4    $ 0.1   $  0.1   $  0.1
                                      ======   =======   ======    ======    =======   =======    =====   ======   ======

                                                2001       2000          2001           2000          2001       2000
                                                ----       ----          ----           ----          ----       ----

Weighted average assumptions:
    Discount rate                                7.5%       7.75%        5.5-6.5%     5.4-6.5%        7.5%      7.75%
    Expected return on plan assets               8.0%        8.0%        4.0-8.0%     4.0-8.0%        8.0%       8.0%
    Rate of compensation increase                 n/a         n/a        2.5-4.0%     1.5-4.0%         n/a        n/a

         At September 30, 2001, the status of the international plans was as follows:

                                                                             2001              2000
                                                                             ----              ----

         Plans with benefit obligations in excess of plan assets:
              Aggregate projected benefit obligations                      $   73.9          $   17.2
              Aggregate fair value of plan assets                              49.7               4.7
         Plans with plan assets in excess of benefit obligations:
              Aggregate projected benefit obligations                           2.1              54.9
              Aggregate fair value of plan assets                               2.1              59.6

NOTE 7. ASSOCIATE BENEFITS

         The Company provides comprehensive major medical benefits to certain of its retired associates and their dependents. Substantially all of the Company's domestic associates become eligible for these benefits if they retire at age 55 or older with more than ten years of service. The plan requires certain minimum contributions from retired associates and includes provisions to limit the overall cost increases the Company is required to cover. The Company funds its portion of retiree medical benefits on a pay-as-you-go basis.

         Prior to October 1, 1993, the Company effected several changes in plan provisions, primarily related to current and ultimate levels of retiree and dependent contributions. Retirees as of October 1, 1993 are entitled to benefits existing prior to these plan changes. These plan changes resulted in a reduction in unrecognized prior service cost, which is being amortized over future years.

         In connection with the reduction in force in fiscal 2001, the plan incurred a curtailment expense of $3.7 million which was included in restructuring expense.

         The following table set for the information about the retiree medical plan:

                                                                    2001              2000
                                                                    ----              ----
                                                                          (in millions)

         CHANGE IN BENEFIT OBLIGATION
         Benefit obligation at beginning of year                  $     18.0        $     15.8
         Service cost                                                    0.3               0.4
         Interest cost                                                   1.4               1.3
         Plan participants' contributions                                0.3               0.3
         Curtailment loss                                                3.7
         Actuarial loss                                                                    1.2
         Benefits paid                                                  (1.2)             (1.0)
                                                                  ----------        ----------
         Benefit obligation at end of year                        $     22.5        $     18.0
                                                                  ==========        ==========
         CHANGE IN PLAN ASSETS
         Fair value of plan assets at beginning of year           $                 $
         Employer contribution                                           0.9               0.7
         Plan participants' contributions                                0.3               0.3
         Benefits paid                                                  (1.2)             (1.0)
                                                                  ----------        ----------
         Fair value of plan assets at end of year                 $       --        $      --
                                                                  ==========        =========
         AMOUNTS RECOGNIZED IN THE STATEMENT OF FINANCIAL
              POSITION CONSIST OF:
         Funded status                                            $    (22.5)       $    (18.0)
         Unrecognized prior service costs                               (1.7)             (3.0)
         Unrecognized prior gain                                        (0.3)             (4.0)
                                                                  ----------        ----------
         Net amount recognized                                    $    (24.5)       $    (25.0)
                                                                  ==========        ==========

         The discount rates used in determining the accumulated postretirement benefit obligation were 7.5% and 7.75% in fiscal 2001 and 2000, respectively. For measurement purposes, annual rates of increase in per capita cost of covered retiree medical benefits assumed for fiscal 2001 and 2000 were 9.50% and 8.50%, respectively. The rate was assumed to decrease gradually to 5.5% through the year 2010 and remain at that level thereafter. A 1% increase in health cost trend rate assumptions would increase the accumulated postretirement benefit obligation (APBO) as of September 30, 2001 and 2000 by $0.5 million and $0.7 million, respectively. A 1% increase or decrease in the same rate would not have a material effect on service or interest costs.

         The Company is self-insured for certain health benefits up to $0.2 million per occurrence per individual. The cost of such benefits is recognized as expense in the period the claim is incurred. This cost was $14.7 million, $9.9 million and $11.0 million in fiscal 2001, 2000 and 1999, respectively. The Company is self-insured for State of Ohio workers compensation up to $0.5 million per claim. Claims in excess of stated limits of liability and claims for workers compensation outside of the State of Ohio are insured with commercial carriers.

NOTE 8. DEBT

                                                                                                    September 30,
                                                                                                    -------------
                                                                                                2001             2000
                                                                                                ----             ----
                                                                                                    (in millions)

         Revolving loans under credit facility                                              $      94.7      $        37.3
         Term loans under credit facility                                                         398.6              452.2
         Senior subordinated notes                                                                320.5              319.2
         Notes due to sellers                                                                      53.7               36.4
         Foreign bank borrowings and term loans                                                     9.4                7.1
         Capital lease obligations and other                                                       10.9               10.6
                                                                                            -----------      -------------
                                                                                                  887.8              862.8
         Less current portions                                                                     71.3               49.4
                                                                                            -----------      -------------
                                                                                            $     816.5      $       813.4
                                                                                            ===========      =============

         Maturities of short- and long-term debt, including capital leases for the next five fiscal years and thereafter are as follows:

                                                                                        Capital Leases          Other
                                                                                           and Other            Debt
                                                                                           ---------            ----
                                                                                                 (in millions)

         2002                                                                            $      2.3          $     70.7
         2003                                                                                   1.0                54.8
         2004                                                                                   0.8                36.8
         2005                                                                                   0.5               139.7
         2006                                                                                   0.3                 1.1
         Thereafter                                                                             6.3               585.0
                                                                                         ----------          ----------
                                                                                         $     11.2          $    888.1
         Less: amounts representing future interest                                            (0.3)              (11.2)
                                                                                         ----------          ----------
                                                                                         $     10.9          $    876.9
                                                                                         ==========          ==========

         On December 4, 1998, The Scotts Company and certain of its subsidiaries entered into a credit facility (the "Original Credit Agreement") which provided for borrowings in the aggregate principal amount of $1.025 billion and consisted of term loan facilities in the aggregate amount of $525 million and a revolving credit facility in the amount of $500 million. Proceeds from borrowings under the Original Credit Agreement of approximately $241.0 million were used to repay amounts outstanding under the then existing credit facility. The Company recorded a $0.4 million extraordinary loss, net of tax, in connection with the retirement of the previous facility.

         On December 5, 2000, The Scotts Company and certain of its subsidiaries entered into an Amended and Restated Credit Agreement (the "Amended Credit Agreement"), amending and restating in its entirety the Original Credit Agreement. Under the terms of the Amended Credit Agreement, the revolving credit facility was increased from $500 million to $575 million and the net worth covenant was amended.

         The term loan facilities consist of two tranches. The Tranche A Term Loan Facility consists of three sub-tranches of French Francs, German Deutsche Marks and British Pounds Sterling in an aggregate principal amount of $265 million which are to be repaid quarterly over a 6 1/2 year period. The Tranche B Term Loan Facility replaced the Tranche B and Tranche C facilities from the Original Credit Agreement. Those facilities were prepayable without penalty. The new Tranche B Term Loan Facility has an aggregate principal amount of $260 million and is repayable in installments as follows: quarterly installments of $0.25 million beginning June 30, 2001 through December 31, 2006, quarterly installments of $63.5 million beginning March 31, 2007 through September 30, 2007 and a final quarterly installment of $63.8 million on December 31, 2007.

         The revolving credit facility provides for borrowings of up to $575 million, which are available on a revolving basis over a term of 6 1/2 years. A portion of the revolving credit facility not to exceed $100 million is available for the issuance of letters of credit. A portion of the facility not to exceed $258.8 million is available for borrowings in optional currencies, including German Deutsche Marks, British Pounds Sterling, French Francs, Belgian Francs, Italian Lira and other specified currencies, provided that the outstanding revolving loans in optional currencies other than British Pounds Sterling does not exceed $138 million. The outstanding principal amount of all revolving credit loans may not exceed $150 million for at least 30 consecutive days during any calendar year.

         Interest rates and commitment fees under the Amended Credit Agreement vary according to the Company's leverage ratios and interest rates also vary within tranches. The weighted-average interest rate on the Company's variable rate borrowings at September 30, 2001 was 7.85% and at September 30, 2000 was 8.78%. In addition, the Amended Credit Agreement requires that Scotts enter into hedge agreements to the extent necessary to provide that at least 50% of the aggregate principal amount of the 8 5/8% Senior Subordinated Notes due 2009 and term loan facilities is subject to a fixed interest rate or interest rate protection for a period of not less than three years. Financial covenants include minimum net worth, interest coverage and net leverage ratios. Other covenants include limitations on indebtedness, liens, mergers, consolidations, liquidations and dissolutions, sale of assets, leases, dividends, capital expenditures, and investments. The Scotts Company and all of its domestic subsidiaries pledged substantially all of their personal, real and intellectual property assets as collateral for the borrowings under the Amended Credit Agreement. The Scotts Company and its subsidiaries also pledged the stock in foreign subsidiaries that borrow under the Amended Credit Agreement.

         At September 30, 2001, primarily due to the restructuring charges recorded in fiscal 2001, Scotts was in default of the covenants in the Amended Credit Agreement pertaining to net worth, leverage and interest coverage. The defaults were waived to and including December 31, 2001 and the Company is now in compliance at September 30, 2001 with the covenants as modified by the December 2001 amendment. See Note 22 regarding the December 2001 amendment to the Amended Credit Agreement.

         Approximately $15.1 million of financing costs associated with the revolving credit facility have been deferred as of September 30, 2001 and are being amortized over a period of approximately 7 years, beginning in fiscal year 1999.

         In January 1999, The Scotts Company completed an offering of $330 million of 8 5/8% Senior Subordinated Notes due 2009. The net proceeds from the offering, together with borrowings under the Original Credit Agreement, were used to fund the Ortho acquisition and to repurchase approximately $97 million of outstanding 9 7/8% Senior Subordinated Notes due August 2004. The Company recorded an extraordinary loss before tax on the extinguishment of the 9 7/8% Notes of approximately $9.3 million, including a call premium of $7.2 million and the write-off of unamortized issuance costs and discounts of $2.1 million. In August 1999, Scotts repurchased the remaining $2.9 million of the 9 7/8% Notes, resulting in an extraordinary loss, net of tax, of $0.1 million.

         Scotts entered into two interest rate locks in fiscal 1998 to hedge its anticipated interest rate exposure on the 8 5/8% Notes offering. The total amount paid under the interest rate locks of $12.9 million has been recorded as a reduction of the 8 5/8% Notes' carrying value and is being amortized over the life of the 8 5/8% Notes as interest expense. Approximately $11.8 million of issuance costs associated with the 8 5/8% Notes were deferred and are being amortized over the term of the Notes.

         In conjunction with the acquisitions of Rhone-Poulenc Jardin and Sanford Scientific, notes were issued for certain portions of the total purchase price that are to be paid in annual installments over a four-year period. The present value of the remaining note payments is $16.0 million and $4.4 million, respectively. The Company is imputing interest on the non-interest bearing notes using an interest rate prevalent for similar instruments at the time of acquisition (approximately 9% and 8%, respectively). In conjunction with other acquisitions, notes were issued for certain portions of the total purchase price that are to be paid in annual installments over periods ranging from four to five years. The present value of remaining note payments is $14.4 million. The Company is imputing interest on the non-interest bearing notes using an interest rate prevalent for similar instruments at the time of the acquisitions (approximately 8%).

         In conjunction with the Substral(R) acquisition, notes were issued for certain portions of the total purchase price that are to be paid in semi-annual installments over a two-year period. The remaining note payments total $21.5 million. The interest rate on these notes is of 5.5%.

         The foreign term loans of $6.0 million issued on December 12, 1997, have an 8-year term and bear interest at 1% below LIBOR. The present value of these loans at September 30, 2001 and 2000 was $2.8 million and $3.2 million, respectively. The loans are denominated in British Pounds Sterling and can be redeemed, on demand, by the note holder. The foreign bank borrowings of $6.6 million at September 30, 2001 and $3.9 million at September 30, 2000 represent lines of credit for foreign operations and are primarily denominated in French Francs.

NOTE 9. SHAREHOLDERS' EQUITY

                                                   2001               2000
                                                   ----               ----
                                                         (in millions)

         STOCK
         Preferred shares, no par value:
             Authorized                         0.2 shares          0.2 shares
             Issued                             0.0 shares          0.0 shares
         Common shares, no par value
             Authorized                       100.0 shares        100.0 shares
             Issued                            31.3 shares         31.3 shares

         Class A Convertible Preferred Stock ("Preferred Shares") with a liquidation preference of $195.0 million was issued in conjunction with the 1995 Miracle-Gro merger transactions. These Preferred Shares had a 5% dividend yield and were convertible upon shareholder demand into common shares at any time and at The Scotts Company's option after May 2000 at $19.00 per common share. The conversion feature associated with the Preferred Shares issued in connection with the Miracle-Gro merger transactions was negotiated as an integral part of the overall transaction. The conversion price exceeded the fair market value of The Scotts Company's common shares on the date the two companies reached agreement and, therefore, the Preferred Shares did not provide for a beneficial conversion feature. Additionally, warrants to purchase 3.0 million common shares of The Scotts Company were issued as part of the purchase price. The warrants are exercisable upon shareholder demand for 1.0 million common shares at $21.00 per share, 1.0 million common shares at $25.00 per share and 1.0 million common shares at $29.00 per share. The exercise term for the warrants expires November 2003. The fair value of the warrants at issuance has been included in capital in excess of par value in the Company's Consolidated Balance Sheets.

         In fiscal 1999, certain of the Preferred Shares were converted into 0.2 million common shares at the holder's option. In October 1999, all of the then outstanding Preferred Shares were converted into 10.0 million common shares. In exchange for the early conversion, The Scotts Company paid the holders of the Preferred Shares $6.4 million. That amount represents the dividends on the Preferred Shares that otherwise would have been payable from the conversion date through May 2000, the month during which the Preferred Shares could first be redeemed by The Scotts Company. In addition, The Scotts Company agreed to accelerate the termination of many of the standstill provisions in the Miracle-Gro merger agreement that would otherwise have terminated in May 2000. These standstill provisions include the provisions related to the Board of Directors and voting restrictions, as well as restrictions on transfer. Therefore, the former shareholders of Stern's Miracle-Gro Products, Inc., including Hagedorn Partnership, L.P., may vote their common shares freely in the election of directors and generally on all matters brought before The Scotts Company's shareholders. Following the conversion and the termination of the standstill provisions described above, the former shareholders of Miracle-Gro own approximately 40% of The Scotts Company's outstanding common shares and have the ability to significantly influence the election of directors and approval of other actions requiring the approval of The Scotts Company's shareholders.

         In January 2001, the Amended Articles of Incorporation of The Scotts Company were amended to change the authorized preferred stock from 195,000 shares of Class A Convertible Preferred Stock to 195,000 preferred shares, each without par value.

         The limitations on the ability of the former shareholders of Miracle-Gro to acquire additional voting securities of The Scotts Company contained in the merger agreement terminated as of October 1, 1999, except for the restriction under which the former shareholders of Miracle-Gro may not acquire, directly or indirectly, beneficial ownership of Voting Stock (as that term is defined in the Miracle-Gro merger agreement) representing more than 49% of the total voting power of the outstanding Voting Stock, except pursuant to a tender offer for 100% of that total voting power, which tender offer is made at a price per share which is not less than the market price per share on the last trading day before the announcement of the tender offer and is conditioned upon the receipt of at least 50% of the Voting Stock beneficially owned by shareholders of The Scotts Company other than the former shareholders of Miracle-Gro and their affiliates and associates.

         Under The Scotts Company 1992 Long Term Incentive Plan (the "1992 Plan"), stock options and performance share awards were granted to officers and other key employees of the Company. The 1992 Plan also provided for the grant of stock options to non-employee directors of Scotts. The maximum number of common shares that may be issued under the 1992 Plan is 1.7 million, plus the number of common shares surrendered to exercise options (other than non-employee director options) granted under the 1992 Plan, up to a maximum of 1.0 million surrendered common shares. Vesting periods under the 1992 Plan vary and were determined by the Compensation and Organization Committee of the Board of Directors.

         Under The Scotts Company 1996 Stock Option Plan (the "1996 Plan"), stock options may be granted to officers and other key employees of the Company and non-employee directors of The Scotts Company. The maximum number of common shares that may be issued under the 1996 Plan is 5.5 million. Vesting periods under the 1996 Plan vary. Generally, a 3-year cliff vesting schedule is used unless decided otherwise by the Compensation and Organization Committee of the Board of Directors.

         Aggregate stock option activity consists of the following (shares in millions):

                                                              Fiscal Year Ended September 30,
                                                              -------------------------------
                                             2001                           2000                       1999
                                             ----                           ----                       ----
                                    Number of                      Number of                   Number of
                                     Common         WTD. Avg.       Common        WTD. Avg.     Common           WTD. Avg.
                                     Shares           Price         Shares          Price       Shares             Price
                                     ------           -----         ------          -----       ------             -----

Beginning balance                        4.9        $  26.67            4.9       $ 26.33           3.8         $  20.70
Options granted                          0.9           28.66            0.3         37.39           1.4            35.70
Options exercised                       (0.8)          21.24           (0.1)        19.46          (0.2)           16.51
Options canceled                        (0.4)          27.96           (0.2)        36.87          (0.1)           30.94
                                    --------                        -------                     -------
Ending balance                           4.6           27.94            4.9         26.67           4.9            26.33
                                    --------                        -------                     -------
Exercisable at September 30              3.0        $  24.96            2.7       $ 21.45           1.9         $  19.77

         The following summarizes certain information pertaining to stock options outstanding and exercisable at September 30, 2001 (shares in millions):

                                                        Options Outstanding                       Options Exercisable
                                                        -------------------                       -------------------
                                                            WTD. Avg.        WTD. Avg.         WTD. Avg.
Range of                                    No. of          Remaining        Exercise           No. of           Exercise
Exercise Price                              Options           Life             Price            Options            Price
--------------                              -------           ----             -----            -------            -----

$15.00-$20.00                                  1.2             4.18          $  17.84              1.2           $  17.84
$20.00-$25.00                                  0.2             4.48             21.51              0.2              21.51
$25.00-$30.00                                  0.5             6.23             27.25              0.5              27.12
$30.00-$35.00                                  1.6             8.02             31.03              0.8              31.09
$35.00-$40.00                                  1.0             7.98             36.36              0.3              36.80
$40.00-$46.38                                  0.1             8.02             40.75              0.0              40.13
                                           -------                           --------         --------           --------
                                               4.6                           $  27.94              3.0           $  24.96
                                           =======                           ========         ========           ========

         In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which changes the measurement, recognition and disclosure standards for stock-based compensation. The Company, as allowable, has adopted SFAS No. 123 for disclosure purposes only.

         The fair value of each option granted has been estimated on the grant date using the Black-Scholes option-pricing model based on the following assumptions for those granted in fiscal 2001, 2000 and 1999: (1) expected market-price volatility of 29.5%, 27.05% and 24.44%, respectively; (2) risk-free interest rates of 4.4%, 6.0% and 6.0%, respectively; and (3) expected life of options of 6 years. Options are generally granted with a ten-year term. The estimated weighted-average fair value per share of options granted during fiscal 2001, 2000 and 1999 was $11.74, $14.94 and $13.64, respectively.

         Had compensation expense been recognized for fiscal 2001, 2000 and 1999 in accordance with provisions of SFAS No. 123, the Company would have recorded net income and earnings per share as follows:

                                                                                    2001            2000          1999
                                                                                    ----            ----          ----
                                                                                   (in millions, except per share data)

         Net income used in basic earnings per
             share calculation                                                    $  10.8        $  59.4        $ 55.3
         Net income used in diluted earnings per
             share calculation                                                    $  10.8        $  59.4        $ 45.3
         Earnings per share:
             Basic                                                                $  0.38        $  2.12        $ 2.50
             Diluted                                                              $  0.35        $  2.00        $ 1.82

         The pro forma amounts shown above are not necessarily representative of the impact on net income in future years as additional option grants may be made each year.

NOTE 10. EARNINGS PER COMMON SHARE

         The following table presents information necessary to calculate basic and diluted earnings per common share.

                                                                                              Year Ended September 30,
                                                                                              ------------------------
                                                                                         2001           2000         1999
                                                                                         ----           ----         ----
                                                                                        (in millions, except per share data)

BASIC EARNINGS PER COMMON SHARE:
    Net income before extraordinary loss                                              $   15.5      $    73.1      $    69.1
    Net income                                                                            15.5           73.1           63.2
    Class A Convertible Preferred Stock dividend                                           0.0           (6.4)          (9.7)
                                                                                      --------      ---------      ---------
    Income available to common shareholders                                               15.5           66.7           53.5
Weighted-average common shares outstanding during the period                              28.4           27.9           18.3
Basic earnings per common share
    Before extraordinary item                                                         $   0.55      $    2.39      $    3.25
    After extraordinary item                                                          $   0.55      $    2.39      $    2.93
DILUTED EARNINGS PER COMMON SHARE:
    Net income used in diluted earnings per common
       share calculation                                                              $   15.5      $    66.7      $    63.2
    Weighted-average common shares outstanding during
       the period                                                                         28.4           27.9           18.3
Potential common shares:
    Assuming conversion of Class A Convertible Preferred Stock                             0.0            0.0           10.2
    Assuming exercise of options                                                           0.9            0.8            1.0
    Assuming exercise of warrants                                                          1.1            0.9            1.0
                                                                                      --------      ---------      ---------
Weighted-average number of common shares outstanding and
    dilutive potential common shares                                                      30.4           29.6           30.5
Diluted earnings per common share
    Before extraordinary item                                                         $   0.51      $    2.25      $    2.27
    After extraordinary item                                                          $   0.51      $    2.25      $    2.08

NOTE 11.  INCOME TAXES

          The provision for income taxes, net of tax benefits associated with the 1999 extraordinary losses of $4.1 million consists of the following:

                                                                                              Year Ended September 30,
                                                                                              ------------------------
                                                                                         2001           2000         1999
                                                                                         ----           ----         ----
                                                                                                    (in millions)

    Currently payable:
       Federal                                                                        $   29.9      $    27.8      $    34.5
       State                                                                               2.9            3.6            4.4
       Foreign                                                                             0.3            4.3            4.4
    Deferred:
       Federal                                                                           (18.1)           6.9            0.5
       State                                                                              (1.8)           0.6            0.0
                                                                                      --------      ---------      ---------
       Income tax expense                                                             $   13.2      $    43.2      $    43.8
                                                                                      ========      =========      =========

          The domestic and foreign components of income before taxes are as follows:

                                                                                              Year Ended September 30,
                                                                                              ------------------------
                                                                                         2001           2000         1999
                                                                                         ----           ----         ----
                                                                                                    (in millions)

          Domestic                                                                    $   30.3      $   107.1      $   100.0
          Foreign                                                                         (1.6)           9.2            6.9
                                                                                      --------      ---------      ---------
          Income before taxes                                                         $   28.7      $   116.3      $   106.9
                                                                                      ========      =========      =========

          A reconciliation of the federal corporate income tax rate and the effective tax rate on income before income taxes is summarized below:

                                                                                              Year Ended September 30,
                                                                                              ------------------------
                                                                                         2001           2000         1999
                                                                                         ----           ----         ----

          Statutory income tax rate                                                       35.0%          35.0%          35.0%
          Effect of foreign operations                                                     2.6           (0.3)          (0.7)
          Goodwill amortization and other effects resulting
               from purchase accounting                                                    7.5            2.7            3.0
          State taxes, net of federal benefit                                              2.5            2.4            2.6
          Resolution of previous contingencies                                              --           (2.8)            --
          Other                                                                           (1.6)           0.1            1.1
                                                                                      --------      ---------      ---------
          Effective income tax rate                                                       46.0%          37.1%          41.0%
                                                                                      ========      =========      =========

          The net current and non-current components of deferred income taxes recognized in the Consolidated Balance Sheets at September 30 are:


                                                                                                      September 30,
                                                                                                      -------------
                                                                                                  2001            2000
                                                                                                  ----            ----
                                                                                                      (in millions,
                                                                                                 except per share data)

          Net current assets                                                                    $     52.2      $   25.1
          Net non-current assets                                                                      15.4          16.2
                                                                                                ----------      --------
          Net assets                                                                            $     67.6      $   41.3
                                                                                                ==========      ========


          The components of the net deferred tax asset are as follows:

                                                                                                      September 30,
                                                                                                      -------------
                                                                                                  2001            2000
                                                                                                  ----            ----
                                                                                                      (in millions)

         ASSETS
              Inventories                                                                       $       14.7    $     11.5
              Accrued liabilities                                                                       56.1          33.3
              Postretirement benefits                                                                   20.5          14.3
              Foreign net operating losses                                                               1.6           1.9
              Other                                                                                     11.8          12.9
                                                                                                ------------    ----------
              Gross deferred tax assets                                                                104.7          73.9
              Valuation allowance                                                                       (1.0)         (1.1)
                                                                                                ------------    ----------
              Net deferred tax assets                                                                  103.7          72.8
         LIABILITIES
              Property, plant and equipment                                                            (21.8)        (18.2)
              Other                                                                                    (14.3)        (13.3)
                                                                                                ------------    ----------
              Net assets                                                                        $       67.6    $     41.3
                                                                                                ============    ==========

          Net operating loss carryforwards in foreign jurisdictions were $5.2 million and $6.2 million at September 30, 2001 and 2000, respectively. The use of these acquired carryforwards is subject to limitations imposed by the tax laws of each applicable country.

          The valuation allowance of $1.0 million at September 30, 2001 and September 30, 2000 is to provide for operating losses for which the benefits are not expected to be realized. Foreign net operating losses of $1.9 million can be carried forward indefinitely.

          Deferred taxes have not been provided on unremitted earnings of certain foreign subsidiaries and foreign corporate joint ventures that arose in fiscal years beginning on or before September 2001 as such earnings have been permanently reinvested.

NOTE 12. FINANCIAL INSTRUMENTS

          A description of the Company's financial instruments and the methods and assumptions used to estimate their fair values is as follows:

LONG-TERM DEBT

          At September 30, 2001 and 2000, Scotts had $330 million outstanding of 8 5/8% Senior Subordinated Notes due 2009. The fair value of these notes was estimated based on recent trading information. Variable rate debt outstanding at September 30, 2001 and 2000 consisted of revolving borrowings and term loans under the Company's credit facility and local bank borrowings for certain of the Company's foreign operations. The carrying amounts of these borrowings are considered to approximate their fair values.

INTEREST RATE SWAP AGREEMENTS

          At September 30, 2001 and 2000, Scotts had outstanding five interest rate swaps with major financial institutions that effectively convert variable-rate debt to a fixed rate. One swap has a notional amount of 20.0 million British Pounds Sterling under a five-year term expiring in April 2002 whereby Scotts pays 7.6% and receives three-month LIBOR. The remaining four swaps have notional amounts between $20 million and $35 million ($105 million in total) with three, four or five year terms commencing in January 1999. Under the terms of these swaps, the Company pays rates ranging from 5.05% to 5.18% and receives three-month LIBOR.

          Scotts enters into interest rate swap agreements as a means to hedge its interest rate exposure on debt instruments. In addition, the Company's Amended Credit Agreement requires that Scotts enter into hedge agreements to the extent necessary to provide that at least 50% of the aggregate principal amount of the 8 5/8% Senior Subordinated Notes due 2009 and term loan facilities subject to a fixed interest rate or interest rate protection for a period of not less than three years. Since the interest rate swaps have been designated as hedging instruments, their fair values are reflected in the Company's Consolidated Balance Sheets. Net amounts to be received or paid under the swap agreements are reflected as adjustments to interest expense. The fair value of the swap agreements was determined based on the present value of the estimated future net cash flows using implied rates in the applicable yield curve as of the valuation date.

INTEREST RATE LOCKS

          In fiscal 1998, Scotts entered into two contracts, each with notional amounts of $100.0 million, to lock the treasury rate component of Scotts' anticipated offering of debt securities in the first quarter of fiscal 1999. One of the interest rate locks expired in October 1998 and was rolled over into a new rate lock that expired in February 1999. The other rate lock expired in February 1999.

          Scotts entered into the interest rate locks to hedge its interest rate exposure on the offering of the 8 5/8% Senior Subordinated Notes due 2009. The net amount paid under the interest rate locks is reflected as an adjustment to the carrying amount of the 8 5/8% Senior Subordinated Notes.

          The estimated fair values of the Company's financial instruments are as follows for the fiscal years ended September 30:

                                                                                2001                      2000
                                                                                ----                      ----
                                                                      Carrying          Fair          Carrying      Fair
                                                                       Amount           Value          Amount       Value
                                                                       ------           -----          ------       -----
                                                                                          (in millions)

Revolving and term loans under credit facility                        $  493.3      $   493.3     $    489.5    $    489.5
Senior subordinated notes                                                330.0          320.5          330.0         319.2
Foreign bank borrowings and term loans                                     9.4            9.4            7.1           7.1
Interest rate swap agreements                                             (2.7)          (2.7)            --           2.6

          Excluded from the fair value table above are the following items that are included in the Company's total debt balances at September 30, 2001 and 2000:

                                                                                                      2001           2000
                                                                                                      ----           ----
                                                                                                         (in millions)

          Amounts paid to settle treasury locks                                                 $       (9.5)   $    (10.8)
          Non-interest bearing notes                                                                    53.7          36.4
          Capital lease obligations and other                                                           10.9          10.6

          The fair value of the non-interest bearing notes is not considered determinable since there is no established market for notes with similar characteristics and since they represent notes that were negotiated between the Company and the seller as part of transactions to acquire businesses.

NOTE 13.  OPERATING LEASES

          The Company leases buildings, land and equipment under various noncancellable lease agreements for periods of two to six years. The lease agreements generally provide that the Company pay taxes, insurance and maintenance expenses related to the leased assets. Certain lease agreements contain purchase options. At September 30, 2001, future minimum lease payments were as follows:

                                                                                                             (in millions)
          2002                                                                                                $     15.6
          2003                                                                                                      10.0
          2004                                                                                                       6.4
          2005                                                                                                       4.2
          2006                                                                                                       3.1
          Thereafter                                                                                                26.5
                                                                                                              ----------
          Total minimum lease payments                                                                        $     65.8
                                                                                                              ==========

          The Company also leases transportation and production equipment under various one-year operating leases, which provide for the extension of the initial term on a monthly or annual basis. Total rental expenses for operating leases were $22.0 million, $17.8 million and $18.5 million for fiscal 2001, 2000 and 1999, respectively. The total to be received from sublease rentals in place at September 30, 2001 is $0.6 million. The future minimum lease payments of $1.2 million related to the prior World Headquarters office lease are included in restructuring expense.

NOTE 14. COMMITMENTS

          The Company has entered into the following purchase commitments:

          SEED: The Company is obligated to make future purchases based on estimated yields and other market purchase commitments. At September 30, 2001, estimated annual seed purchase commitments were as follows:

                                                                                                             (in millions)

          2002                                                                                                $     56.7
          2003                                                                                                $     38.2
          2004                                                                                                $     21.0
          2005                                                                                                $      7.6
          2006                                                                                                $      0.7

          The Company made purchases of $53.9 million and $31.2 million under this obligation in fiscal 2001 and 2000, respectively.

          PEAT: In March 2000, the Company entered in a contract to purchase peat over the next ten years. There is an option to extend the term of this agreement for a further period of ten years, on or before the eighth anniversary of this agreement. The minimum volume purchase obligations under the March 2000 contract are as follows:

                                                                                                       Approximate Value
                                                  Cubic Meters                                      Based on Average Prices
                                                  ------------                                      -----------------------
                                                                                                         (in millions)

          2002                                        1,046,000                                         $     11.1
          2003                                        1,067,000                                               11.3
          2004                                        1,088,000                                               11.5
          2005                                        1,110,000                                               11.7
          2006                                        1,132,000                                               12.0
          Thereafter                                  2,830,000                                               30.0

          In the event that in any one contract year, the Company does not purchase the minimum required volume, the Company will be required to pay a cash penalty based upon the marginal contribution to the supplier of all those products which the Company has failed to purchase.

          In the event that the volume purchases in a contract year are less than 97% of the contract requirements, the Company shall pay 80% of the supplier's marginal contribution multiplied by the number of cubic meters by which the volume equivalent to 97% of the contract requirements was not reached. An amount of 50% of the supplier's marginal contribution multiplied by the number of cubic meters would also be paid based on the remaining 3% contract purchase obligation shortfall. A reverse approach applies for purchases made by the Company that are in excess of the minimum volume purchase obligation in any contract year. The Company purchased 974,000 cubic meters of peat under this arrangement in fiscal 2001.

         MEDIA ADVERTISING: As of September 30, 2001 the Company has committed to purchase $7.8 million of airtime for both national and regional television advertising in fiscal 2002.

NOTE 15. CONTINGENCIES

          Management continually evaluates the Company's contingencies, including various lawsuits and claims which arise in the normal course of business, product and general liabilities, property losses and other fiduciary liabilities for which the Company is self-insured. In the opinion of management, its assessment of contingencies is reasonable and related reserves, in the aggregate, are adequate; however, there can be no assurance that future quarterly or annual operating results will not be materially affected by final resolution of these matters. The following matters are the more significant of the Company's identified contingencies.

ENVIRONMENTAL MATTERS

          In June 1997, the Ohio Environmental Protection Agency ("Ohio EPA") initiated an enforcement action against us with respect to alleged surface water violations and inadequate treatment capabilities at our Marysville facility and seeking corrective action under the federal Resource Conservation Recovery Act. The action relates to several discontinued on-site disposal areas which date back to the early operations of the Marysville facility that we had already been assessing under a voluntary action program of the state. Since initiation of the action, we have continued to meet with the Ohio Attorney General and the Ohio EPA in an effort to complete negotiations of an amicable resolution of these issues. On December 3, 2001, an agreed judicial Consent Order was submitted to the Union County Common Pleas Court. Although this Consent Order is subject to public comment and both parties may withdraw their consent to entry of the Order, we anticipate the Consent Order will be entered by the court in January 2002.

          Since receiving notice of the enforcement action in June 1997, we have continually assessed the potential costs to satisfactorily remediate the Marysville site and to pay any penalties sought by the state. Although the terms of the Consent Order have now been agreed to, the extent of any possible contamination and an appropriate remediation plan have yet to be determined. As of September 30, 2001, we estimate that the possible total cost that could be incurred in connection with this matter is approximately $10 million. We have accrued for the amount we consider to be the most probable and believe the outcome will not differ materially from the amount reserved.

          In addition to the dispute with the Ohio EPA, we are negotiating with the Philadelphia District of the U.S. Army Corps of Engineers regarding possible discontinuation of our peat harvesting operations in at our Lafayette, New Jersey facility. We are also addressing remediation concerns raised by the Environmental Agency of the United Kingdom with respect to emissions to air and groundwater at our Bramford (Suffolk), United Kingdom facility. We have reserved for our estimates of probable losses to be incurred in connection with each of these matters as of September 30, 2001, but we do not believe that either issue is material.

          Regulations and environmental concerns also exist surrounding peat extraction in the United Kingdom and the European Union. In August 2000, the nature conservation advisory body to the U.K. government notified us that three of our peat harvesting sites in the United Kingdom were under consideration as possible "Special Areas of Conservation" under European Union law. We are currently challenging this consideration. If we are unsuccessful, local planning authorities in the United Kingdom will be required to review the impact of activities likely to affect these areas and it is possible that these authorities could modify or revoke the applicable consents, in which case we believe we should be entitled to compensation and we believe we would have sufficient raw material supplies available to replace the peat produced in such areas.

          The Company has determined that quantities of cement containing asbestos material at certain manufacturing facilities in the United Kingdom should be removed.

          At September 30, 2001, $7.0 million is accrued for the environmental matters described herein. The significant components of the accrual are: (i) costs for site remediation of $4.7 million; (ii) costs for asbestos abatement of $1.8 million; and (iii) fines and penalties of $0.5 million. The significant portion of the costs accrued as of September 30, 2001 are expected to be paid in fiscal 2002 and 2003; however, payments could be made for a period thereafter.

          We believe that the amounts accrued as of September 30, 2001 are adequate to cover known environmental exposures based on current facts and estimates of likely outcome. However, the adequacy of these accruals is based on several significant assumptions:

          (i) that we have identified all of the significant sites that must be remediated;

          (ii) that there are no significant conditions of potential contamination that are unknown to the Company; and

          (iii) that with respect to the agreed judicial Consent Order in Ohio, that potentially contaminated soil can be remediated in place rather than having to be removed and only specific stream segments will require remediation as opposed to the entire stream.

          If there is a significant change in the facts and circumstances surrounding these assumptions, it could have a material impact on the ultimate outcome of these matters and the Company's results of operations, financial position and cash flows.

AGREVO ENVIRONMENTAL HEALTH, INC.

          On June 3, 1999, AgrEvo Environmental Health, Inc. ("AgrEvo") (which is reported to have subsequently changed its name to Aventis Environmental Health Science USA LP) filed a complaint in the U.S. District Court for the Southern District of New York (the "New York Action"), against the Company, a subsidiary of the Company and Monsanto (now Pharmacia) seeking damages and injunctive relief for alleged antitrust violations and breach of contract by the Company and its subsidiary and antitrust violations and tortious interference with contact by Monsanto. AgrEvo also contends that the Company's execution of various agreements with Monsanto, including the Roundup(R) marketing agreement, as well as the Company's subsequent actions, violated the purchase agreements between AgrEvo and the Company. AgrEvo is requesting unspecified damages as well as affirmative injunctive relief, and is seeking to have the court invalidate the Roundup(R) marketing agreement as violative of the federal antitrust laws.

          On June 29, 1999, AgrEvo also filed a complaint in the Superior Court of the State of Delaware (the "Delaware Action") against two of the Company's subsidiaries seeking damages for alleged breach of contract. AgrEvo alleges that, under the contracts by which a subsidiary of the Company purchased a herbicide business from AgrEvo in May 1998, two of the Company's subsidiaries have failed to pay AgrEvo approximately $0.6 million. AgrEvo is requesting damages in this amount, as well as pre- and post-judgment interest and attorneys' fees and costs. The Company's subsidiaries have moved to dismiss or stay this action. On January 31, 2000, the Delaware court stayed AgrEvo's action pending the resolution of a motion to amend the New York Action, and the resolution of the New York Action. The Company's subsidiaries intend to vigorously defend the asserted claims.

          If the above actions are determined adversely to the Company, the result could have a material adverse effect on our results of operations, financial position and cash flows. The Company believes that it will prevail in the AgrEvo matter and that any potential exposure that the Company may face cannot be reasonably estimated. Therefore, no accrual has been established related to these matters.

CENTRAL GARDEN & PET COMPANY

          On June 30, 2000, the Company filed suit against Central Garden & Pet Company in the U.S. District Court for the Southern District of Ohio to recover approximately $17 million in outstanding accounts receivable from Central Garden with respect to the Company's 2000 fiscal year. The Company's complaint was later amended to seek approximately $24 million in accounts receivable and additional damages for other breaches of duty. On April 13, 2001, Central Garden filed an answer and counterclaim in the Ohio action. On April 24, 2001, Central Garden filed an amended counterclaim. Central Garden's counterclaims include allegations that the Company and Central Garden had entered into an oral agreement in April 1998 whereby the Company would allegedly share with Central Garden the benefits and liabilities of any future business integration between the Company and Pharmacia Corporation (formerly Monsanto). Central Garden has asserted several causes of action, including breach of oral contract and fraudulent misrepresentation, and seeks damages in excess of $900 million. In addition, Central Garden asserts various other causes of action including breach of written contract and quantum valebant and seeks damages in excess of $76 million based on the allegations that Central Garden was entitled to receive a cash payment rather than a credit for the value of inventory Central alleges was improperly seized by the Company. These allegations are made without regard to the fact that the amounts sought from Central in litigation filed by the Company and Pharmacia are net of any such alleged credit. The Company believes all of Central Garden's counterclaims in Ohio are without merit and it intends to vigorously defend against them. Pharmacia (formerly Monsanto) also filed suit against Central Garden in Missouri state court, seeking unspecified damages allegedly due Pharmacia under a four-year alliance agreement between Pharmacia and Central Garden.

          On July 7, 2000, Central Garden filed suit against the Company and Pharmacia in the U.S. District Court for the Northern District of California (San Francisco Division) alleging various claims, including breach of contract and violations of federal antitrust laws, and seeking an unspecified amount of damages and injunctive relief. On October 26, 2000, the District Court granted the Company's motion to dismiss Central Garden's breach of contract claims for lack of subject matter jurisdiction. On November 17, 2000, Central Garden filed an amended complaint in the District Court, re-alleging various claims for violations of federal antitrust laws and also alleging state antitrust claims under the Cartwright Act, Section 16726 of the California Business and Professions Code. Fact discovery is set to conclude in December 2001. The trial date for the California federal action is set for July 15, 2002.

          On October 31, 2000, Central Garden filed an additional complaint against the Company and Pharmacia in the California Superior Court of Contra Costa County. That complaint seeks to assert the breach of contract claims previously dismissed by the District Court in the California federal action described above, and additional claims under Section 17200 of the California Business and Professions Code. On December 4, 2000, the Company and Pharmacia jointly filed a motion to stay this action based on the pendency of prior lawsuits (including the three actions described above) that involve the same subject matter. By order dated February 23, 2001, the Superior Court stayed the action pending before it.

          The Company believes that all of Central Garden's federal and state claims are entirely without merit and it intends to vigorously defend against them. If the above actions are determined adversely to the Company, the result could have a material adverse effect on the Company's results of operations, financial position and cash flows. The Company believes that it will prevail in the Central Garden matters and that any potential exposure that the Company may face cannot be reasonably estimated. Therefore, no accrual has been established related to these matters.

NOTE 16. CONCENTRATIONS OF CREDIT RISK

          Financial instruments which potentially subject the Company to concentration of credit risk consist principally of trade accounts receivable. The Company sells its consumer products to a wide variety of retailers, including mass merchandisers, home centers, independent hardware stores, nurseries, garden outlets, warehouse clubs and local and regional chains. Professional products are sold to commercial nurseries, greenhouses, landscape services, and growers of specialty agriculture crops.

          At September 30, 2001, 70% of the Company's accounts receivable was due from customers in North America. Approximately 82% of these receivables were generated from the Company's North American Consumer segment. The most significant concentration of receivables within this segment was from home centers, which accounted for 20%, followed by mass merchandisers at 12% of the Company's receivables balance at September 30, 2001. No other retail concentrations (e.g., independent hardware stores, nurseries, etc. in similar markets) accounted for more than 10% of the Company's accounts receivable balance at September 30, 2001.

          The remaining 15% of North American accounts receivable was generated from customers of the Global Professional segment located in North America. As a result of the changes in distribution methods made in fiscal 2000 for the Global Professional segment customers in North America, nearly all products are sold through distributors. Accordingly, nearly all of the Global Professional segment's North American accounts receivable at September 30, 2001 is due from distributors.

          The 30% of accounts receivable generated outside of North America is due from retailers, distributors, nurseries and growers. No concentrations of customers or individual customers within this group account for more than 10% of the Company's accounts receivable balance at September 30, 2001.

          At September 30, 2001, the Company's concentrations of credit risk were similar to those existing at September 30, 2000.

          The Company's two largest customers accounted for the following percentage of net sales in each respective period:


                                                                                           Largest           2nd Largest
                                                                                          Customer            Customer
                                                                                          --------            --------

          2001                                                                               24.3%                12.5%
          2000                                                                               20.0%                 7.6%
          1999                                                                               15.2%                 9.9%


          Sales to the Company's two largest customers are reported within Scotts' North American Consumer segment. No other customers accounted for more than 10% of fiscal 2001, 2000 or 1999 net sales.

NOTE 17. OTHER EXPENSE (INCOME)

          Other expense (income) consisted of the following for the fiscal years ended September 30:

                                                                                    2001          2000           1999
                                                                                    ----          ----           ----
                                                                                              (in millions)

          Royalty income................................................       $      (4.9)    $     (5.1)    $     (4.0)
          Legal and insurance settlements...............................              (3.6)
          Gain on sale of ProTurf@ business.............................                             (4.6)
          Asset valuation and write-off charges.........................               0.1            1.8            1.2
          Foreign currency losses.......................................               0.5            0.9            0.1
          Other, net....................................................              (0.6)           1.0           (0.9)
                                                                               -----------     ----------     ----------
          Total.........................................................       $      (8.5)    $     (6.0)    $     (3.6)
                                                                               ===========     ==========     ==========

NOTE 18. NEW ACCOUNTING STANDARDS

          In May 2000, the Emerging Issues Task Force (EITF) reached consensus on Issue 00-14, "Accounting for Certain Sales Incentives". This Issue requires certain sales incentives (e.g., discounts, rebates, coupons) offered by the Company to distributors, retail customers and consumers to be classified as a reduction of sales revenue. Like many other consumer products companies, the Company has historically classified these costs as advertising, promotion, or selling expenses. The Company adopted the guidance in fiscal 2001 with no impact on fiscal 2001 results of operations.

          In January 2001, the EITF reached consensus on Issue 00-22, "Accounting for Points and Certain Other Time or Volume-Based Sales Incentive Offers". This Issue requires certain allowances and discounts (e.g., volume discounts) paid to distributors and retail customers to be classified as a reduction of sales revenue. Like many other consumer products companies, the Company has historically classified these cost as advertising, promotion, or selling expenses. The Company adopted the guidance in fiscal 2001 with no impact on fiscal 2001 results of operations.

          In April 2001, the EITF reached consensus on Issue 00-25, "Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor's Products". This Issue requires that certain consideration from a vendor to a retailer be classified as a reduction of sales revenue. Like many other consumer products companies, the Company has historically classified these costs as advertising, promotion, or selling expenses. The Company adopted the guidance in fiscal 2002 and has amended the consolidated financial statements as of September 30, 2001, 2000 and 1999 to reclassify promotional costs, in accordance with the consensus reached by the EITF on Issue 00-25.

          In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Accounting Standard No. 141, "Business Combinations". SFAS No. 141 requires that all business combinations initiated after June 30, 2001, be accounted for using the purchase accounting method and also established specific criteria for recognition of intangible assets separately from goodwill. The acquisitions discussed in Note 5 herein were accounted for using the purchase method of accounting.

          In June 2001, the FASB issued Statement of Accounting Standard No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 eliminates the requirement to amortize indefinite-lived assets such as goodwill. It also requires an annual review for impairment of indefinite-lived assets. Scotts adopted SFAS No. 142 beginning with the first quarter of fiscal 2002 and has amended its consolidated financial statements as of and for the fiscal years ended September 30, 2001, 2000 and 1999 to incorporate the transitional disclosures required for SFAS No. 142. In connection with the Company's transitional impairment testing of goodwill and indefinite-lived intangible assets, an impairment of $29.8 million ($18.5 million net of tax) was identified with respect to tradenames in our International Consumer businesses in Germany, France and the United Kingdom. This change was reflected as a cumulative effect of a change in accounting in the Company's first quarter 2002. The Company expects that the elimination of amortization of indefinite-lived assets will increase earnings per share in fiscal 2002 by $.50 to $.55.

          Also in June 2001, the FASB issued Statement of Accounting Standard No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses accounting and reporting standards for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Scotts is in the process of evaluating the impact of SFAS No. 143 on its financial statements and will adopt the provisions of this statement in the first quarter of fiscal year 2003.

          In August 2001, the FASB issued Statement of Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supersedes Financial Accounting Standard No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" and Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations; Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequent Occurring Events and Transactions". SFAS No. 144 addresses accounting and reporting standards for the impairment or disposal of long-lived assets. It is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company is in the process of evaluating the impact of SFAS No. 144 on its financial statements and will adopt the provisions of this statement in the first quarter of fiscal year 2003.

NOTE 19.  SUPPLEMENTAL CASH FLOW INFORMATION

                                                                                    2001          2000           1999
                                                                                    ----          ----           ----
                                                                                              (in millions)

          Interest paid (net of amount capitalized)                            $      86.5     $     88.3     $     63.6
          Income taxes paid                                                           47.2           10.0           50.3
          Dividends declared not paid                                                  0.0            0.0            2.5
          Businesses acquired:
          Fair value of assets acquired, net of cash                                  53.5            4.8          691.2
          Liabilities assumed                                                          0.0            0.0         (149.3)
                                                                               -----------     ----------     ----------
              Net assets acquired                                                     53.5            4.8          541.9
          Cash paid                                                                   26.5            2.7            4.8
          Notes issued to seller                                                      27.0            2.1           35.7
          Debt issued                                                          $       0.0     $      0.0     $    501.4

NOTE 20. SEGMENT INFORMATION

         For fiscal 2001, the Company was divided into three reportable segments--North American Consumer, Global Professional and International Consumer. The North American Consumer segment consists of the Lawns, Gardens, Growing Media, Ortho, Scotts LawnService(R) and Canada businesses. These segments differ from those used in the prior year due to the sale of the Company's professional turfgrass business in May 2000 and the resulting change in management reporting structure. For fiscal 2002 Scotts LawnService(R) is reported as a separate reportable segment. These financial statements have been amended to present financial information for the segments as they are in fiscal 2002 for all periods presented.

          The North American Consumer segment specializes in dry, granular slow-release lawn fertilizers, lawn fertilizer combination and lawn control products, grass seed, spreaders, water-soluble and controlled-release garden and indoor plant foods, plant care products and potting soils, barks, mulches and other growing media products and pesticides products. Products are marketed to mass merchandisers, home improvement centers, large hardware chains, nurseries and gardens centers.

          The Scotts LawnService(R) segment provides lawn fertilization, insect control and other related services such as core aeration primarily to residential consumers through company-owned branches and franchises. In most company markets, Scotts LawnService(R) also offers tree and shrub fertilization, disease and insect control treatments and, in our larger branches, we offer an exterior barrier pest control service.

          The Global Professional segment is focused on a full line of horticulture products including controlled-release and water-soluble fertilizers and plant protection products, grass seed, spreaders, customer application services and growing media. Products are sold to lawn and landscape service companies, commercial nurseries and greenhouses and specialty crop growers. Prior to June 2000, this segment also included the Company's ProTurf(R) business, which was sold in May 2000.

          The International Consumer segment provides products similar to those described above for the North American Consumer segment to consumers in countries other than the United States and Canada.

          The following table presents segment financial information in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". Pursuant to SFAS No. 131, the presentation of the segment financial information is consistent with the basis used by management (i.e., certain costs not allocated to business segments for internal management reporting purposes are not allocated for purposes of this presentation). Prior periods have been restated to conform to this basis of presentation.


                                                     N.A.         Scotts         Global   International
                                                   Consumer    Lawnservice(R) Professional  Consumer    Corporate     Total
                                                   --------    -------------- ------------  --------    ---------     -----
                                                 (in millions)

Net Sales:
                                         2001      $ 1,223.1     $    42.0    $   179.4   $   252.1    $  --      $ 1,696.6
                                         2000        1,189.5          20.6        180.5       264.8       --        1,655.4
                                         1999        1,079.5          14.0        172.6       284.5       --        1,550.6
Income (loss) from Operations:
                                         2001      $   245.3     $     4.7    $    17.4   $    (3.3)   $(120.0)   $   144.1
                                         2000          243.3           0.9         26.4        21.0      (54.2)       237.4
                                         1999          232.9          (0.1)        35.2        29.2      (75.4)       221.8
Operating Margin:
                                         2001           20.1%         11.2%         9.7%       (1.3)%     nm            8.5%
                                         2000           20.5%          4.4%        14.6%        7.9%      nm           14.3%
                                         1999           21.6%         (0.7)%       20.4%       10.3%      nm           14.3%
Depreciation and Amortization:
                                         2001      $    38.0     $     1.9    $     5.1   $    14.0    $   4.6    $    63.6
                                         2000           34.8           1.2          4.9        12.7        7.4         61.0
                                         1999           32.9           0.7          2.1        12.6        7.9         56.2
Capital Expenditures:
                                         2001      $    55.3     $     1.1    $     1.9   $     5.1    $  --      $    63.4
                                         2000           31.3           0.8          9.8         9.5       21.1         72.5
                                         1999           22.1           0.4          5.7        10.6       27.9         66.7
Long-Lived Assets:
                                         2001      $   722.8     $    29.2    $    65.4   $   264.3    $  --      $ 1,081.7
                                         2000          687.3          10.2         72.7       263.4       --        1,033.6
Total Assets:
                                         2001      $ 1,172.1     $    28.0    $   141.0   $   397.9    $ 104.0    $ 1,843.0
                                         2000        1,116.1           4.7        173.8       384.3       82.5      1,761.4


----------
nm--Not meaningful

          Income (loss) from operations reported for Scotts' four operating segments represents earnings before amortization of intangible assets, interest and taxes, since this is the measure of profitability used by management. Accordingly, the Corporate operating loss for the fiscal years ended September 30, 2001, 2000 and 1999 includes amortization of certain intangible assets, corporate general and administrative expenses, certain other income/expense not allocated to the business segments and North America restructuring charges in fiscal 2001. International restructuring charges of approximately $10.4 million are included in International Consumer's operating loss in fiscal 2001. Global Professional operating income in fiscal 2001 is net of restructuring charges of $2.9 million.

          Total assets reported for Scotts' operating segments include the intangible assets for the acquired businesses within those segments. Corporate assets primarily include deferred financing and debt issuance costs, corporate intangible assets as well as deferred tax assets.

NOTE 21. QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

          The following is a summary of the unaudited quarterly results of operations for fiscal 2001 and 2000.


                                                          1st Qtr       2nd Qtr       3rd Qtr       4th Qtr     Full Year
                                                          -------       -------       -------       -------     ---------
                                                                           (in millions, except per share data)

FISCAL 2001
Net sales                                                 $   147.0    $   713.5     $  598.6      $  237.5      $ 1,696.6
Gross profit                                                   31.3        292.0        218.3          55.6          597.2
Net income (loss)                                             (51.2)        84.8         45.4         (63.5)          15.5
Basic earnings (loss) per common share                    $   (1.83)   $    3.01     $   1.60      $  (2.24)     $    0.55
Common shares used in basic EPS calculation                    28.0         28.2         28.3          28.4           28.4
Diluted earnings (loss) per common share                  $   (1.83)   $    2.80     $   1.49      $  (2.24)     $    0.51
Common shares and dilutive potential common
   shares used in diluted EPS calculation                      28.0         30.3         30.6          28.4           30.4


                                                          1st Qtr       2nd Qtr       3rd Qtr       4th Qtr     Full Year
                                                          -------       -------       -------       -------     ---------
                                                                           (in millions, except per share data)

FISCAL 2000
Net sales                                                 $   181.2    $   672.3     $  562.9      $  239.0      $ 1,655.4
Gross profit                                                   63.6        264.7        206.7          68.0          603.0
Net income (loss)                                             (30.8)        63.4         52.8         (12.3)          73.1
Basic earnings (loss) per common share                    $   (1.32)   $    2.27     $   1.89      $  (0.44)     $    2.39
Common shares used in basic EPS calculation                    28.2         27.9         27.9          28.0           27.9
Diluted earnings (loss) per common share                  $   (1.32)   $    2.15     $   1.77      $  (0.44)     $    2.25
Common shares and dilutive potential common
   shares used in diluted EPS calculation                      28.2         29.5         29.7          28.0           29.6


         Certain reclassifications have been made within interim periods.

         Common stock equivalents, such as stock options, are excluded from the diluted loss per share calculation in periods where there is a net loss because their effect is anti-dilutive.

         Scotts' business is highly seasonal with approximately 75% of sales occurring in the second and third fiscal quarters combined.

NOTE 22. SUBSEQUENT EVENT

         In December 2001, the Amended Credit Agreement was amended to redefine EBITDA, to eliminate the net worth covenant and to modify the covenants pertaining to interest coverage and leverage. The amendment also increases the amount that may be borrowed in optional currencies to $360 million from $258.8 million and amends how proceeds from future equity or subordinated debt offerings, if any, will be used towards mandatory prepayments of revolving credit facility borrowings.

         NOTE 23. FINANCIAL INFORMATION FOR SUBSIDIARY GUARANTORS AND NON-GUARANTORS

         In January 1999, The Scotts Company issued $330 million of 8 5/8% Senior Subordinated Notes due 2009 to qualified institutional buyers under the provisions of Rule 144A of the Securities Act of 1933.

         The Notes are general obligations of The Scotts Company and are guaranteed by all of the existing wholly-owned, domestic subsidiaries and all future wholly-owned, significant (as defined in Regulation S-X of the Securities and Exchange Commission) domestic subsidiaries of The Scotts Company. These subsidiary guarantors jointly and severally guarantee The Scotts Company's obligations under the Notes. The guarantees represent full and unconditional general obligations of each subsidiary that are subordinated in right of payment to all existing and future senior debt of that subsidiary but are senior in right of payment to any future junior subordinated debt of that subsidiary.

         The following information presents consolidating Statements of Operations and Statements of Cash Flows for the three years ended September 30, 2001 and consolidated Balance Sheets as of September 30, 2001 and 2000. Separate audited financial statements of the individual guarantor subsidiaries have not been provided because management does not believe they would be meaningful to investors.

                               THE SCOTTS COMPANY
                             STATEMENT OF OPERATIONS
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2001
                                  (IN MILLIONS)

                                                                           Subsidiary     Non-
                                                               Parent      Guarantors  Guarantors Eliminations Consolidated
                                                               ------      ----------  ---------- ------------ ------------

Net sales                                                   $   919.6    $   380.2     $ 396.8       $            $1,696.6
Cost of sales                                                   633.8        216.4       241.9                     1,092.1
Restructuring and other charges                                   2.5          1.4         3.4                         7.3
                                                            ---------    ---------     -------       -------      --------
Gross profit                                                    283.3        162.4       151.5                       597.2
Gross commission earned from marketing agreement                 34.6                      4.5                        39.1
Contribution expenses under marketing agreement                  16.9                      1.4                        18.3
                                                            ---------    --------      -------       -------      --------
Net commission earned from marketing agreement                   17.7                      3.1                        20.8
Advertising                                                      59.9          0.3        29.7                        89.9
Selling, general and administrative                             194.5         21.6       108.0                       324.1
Restructuring and other charges                                  47.5         11.0         9.9                        68.4
Amortization of goodwill and other intangibles                    1.7         15.8        10.2                        27.7
Equity income in non-guarantors                                 (61.7)                                    61.7
Intracompany allocations                                          1.0         (9.1)        8.1
Other (income) expense, net                                      (3.5)        (5.4)        0.4                        (8.5)
                                                            ---------    ---------     -------       ---------    --------
Income (loss) from operations                                    61.6        128.2       (11.7)          (61.7)      116.4
Interest (income) expense                                        78.4        (14.3)       23.6                        87.7
                                                            ---------    ---------     -------       ---------    --------
Income (loss) before income taxes                               (16.8)       142.5       (35.3)          (61.7)       28.7
Income taxes (benefit)                                          (32.3)        60.5       (15.0)                       13.2
                                                            ---------    ---------     -------       ---------    --------
Net income (loss)                                           $    15.5    $    82.0     $ (20.3)      $   (61.7)   $   15.5
                                                            =========    =========     =======       =========    ========

                               THE SCOTTS COMPANY
                             STATEMENT OF CASH FLOWS
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2001
                                  (IN MILLIONS)

                                                                           Subsidiary     Non-
                                                               Parent      Guarantors  Guarantors  Eliminations Consolidated
                                                               ------      ----------  ----------  -------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                               $    15.5    $    82.0     $ (20.3)      $   (61.7)   $   15.5
   Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation                                                15.5         10.2         6.9                        32.6
     Amortization                                                 1.9         15.7        13.4                        31.0
     Deferred taxes                                             (19.9)                                               (19.9)
     Equity income in non-guarantors                            (61.7)                                     61.7
     Restructuring and other charges                             13.2         14.5                                    27.7
     Loss on sale of property
     Changes in assets and liabilities, net of
       acquired businesses:
       Accounts receivable                                        0.4        (10.3)       (4.3)                      (14.2)
       Inventories                                              (48.9)        (5.2)      (14.4)                      (68.5)
       Prepaid and other current assets                          28.7         (1.5)        4.2                        31.4
       Accounts payable                                          (6.5)        (2.9)        6.6                        (2.8)
       Accrued taxes and liabilities                             32.6        (72.1)       16.8                       (22.7)
       Restructuring reserves                                    13.3         11.4        12.6                        37.3
       Other assets                                              (3.9)        13.3        (3.3)                        6.1
       Other liabilities                                          1.6        (10.8)       16.8                         7.6
       Other, net                                                10.4          0.4        (6.2)                        4.6
                                                            ---------    ---------     -------       ----------   --------
Net cash (used in) provided by operating activities              (7.8)        44.7        28.8                        65.7
                                                            ---------    ---------     -------       ----------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
   Investment in property, plant and equipment                  (41.8)       (13.9)       (7.7)                      (63.4)
   Proceeds from sale of equipment
   Investments in acquired businesses,
     net of cash acquired                                                    (13.5)      (13.0)                      (26.5)
Repayment of seller notes                                                     (1.2)       (9.9)                      (11.1)
                                                            ---------    ---------     -------       ----------   --------
Net cash used in investing activities                           (41.8)       (28.6)      (30.6)                     (101.0)
                                                            ---------    ---------     -------       ----------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
Net borrowings (repayments) under revolving and
   bank lines of credit                                           2.2                      2.2                         4.4
Cash received from exercise of stock options                     17.0                                                 17.0
Intercompany financing                                           17.8        (14.9)       (2.9)
                                                            ---------    ---------     -------       ----------   --------
Net cash provided by (used in) financing activities              37.0        (14.9)       (0.7)                       21.4
Effect of exchange rate changes on cash                                                   (0.4)                       (0.4)
                                                            ---------    ---------     -------       ----------   --------
Net increase (decrease) in cash                                 (12.6)         1.2        (2.9)                      (14.3)
Cash and cash equivalents, beginning of period                   16.0         (0.6)       17.6                        33.0
                                                            ---------    ---------     -------       ----------   --------
Cash and cash equivalents, end of period                    $     3.4    $     0.6     $  14.7       $      0.0   $   18.7
                                                            =========    =========     =======       ==========   ========

                               THE SCOTTS COMPANY
                                  BALANCE SHEET
                            AS OF SEPTEMBER 30, 2001
                   (IN MILLIONS, EXCEPT PER SHARE INFORMATION)

                                                                           Subsidiary     Non-
                                                               Parent      Guarantors  Guarantors Eliminations Consolidated
                                                               ------      ----------  ---------- ------------ ------------

                                     ASSETS
Current Assets:
   Cash                                                     $     3.4    $     0.6     $  14.7       $            $   18.7
   Accounts receivable, net                                      93.3         53.1        74.4                       220.8
   Inventories, net                                             236.8         54.0        77.6                       368.4
   Current deferred tax asset                                    52.2          0.5        (0.5)                       52.2
   Prepaid and other assets                                      16.7          2.6        14.8                        34.1
                                                            ---------    ---------     -------       -------      --------
     Total current assets                                       402.4        110.8       181.0                       694.2
Property, plant and equipment, net                              196.5         75.0        39.2                       310.7
Intangible assets, net                                           28.8        478.6       263.7                       771.1
Other assets                                                     49.7          6.1        11.2                        67.0
Investment in affiliates                                        898.2                                   (898.2)
Intracompany assets                                                          215.6                      (215.6)
                                                            -------      ---------     -----         ---------    ------
     Total assets                                             1,575.6        886.1       495.1        (1,113.8)    1,843.0
                                                            =========    =========     =======       =========    ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
   Short-term debt                                               31.5         15.0        24.8                        71.3
   Accounts payable                                              75.1         20.5        55.3                       150.9
   Accrued liabilities                                          124.0         26.6        57.4                       208.0
   Accrued taxes                                                 16.4          2.8        (4.3)                       14.9
                                                            ---------    ---------     -------       ---------    --------
     Total current liabilities                                  247.0         64.9       133.2                       445.1
Long-term debt                                                  559.1          5.8       251.6                       816.5
Other liabilities                                                48.8          0.4        26.0                        75.2
Intracompany liabilities                                        188.3                     27.3          (215.6)
                                                            ---------    -------       -------       ---------    ------
     Total liabilities                                        1,043.2         71.1       438.1          (215.6)    1,336.8
Commitments and Contingencies
Shareholders' Equity:
   Preferred shares, no par value, none issued
   Investment from parent                                                    488.1        60.4          (548.5)
   Common shares, no par value per share,
     $.01 stated value per share, issued 31.3
     shares in 2001                                               0.3                                                  0.3
   Capital in excess of stated value                            398.3                                                398.3
   Retained earnings                                            212.3        329.3        20.4          (349.7)      212.3
   Treasury stock at cost, 2.6 shares issued                    (70.0)                                               (70.0)
Accumulated other comprehensive income                           (8.5)        (2.4)      (23.8)                      (34.7)
                                                            ---------    ---------     -------       ---------    --------
     Total shareholders' equity                                 532.4        815.0        57.0          (898.2)      506.2
                                                            ---------    ---------     -------       ---------    --------
Total liabilities and shareholders' equity                  $ 1,575.6    $   886.1     $ 495.1       $(1,113.8)   $1,843.0
                                                            =========    =========     =======       =========    ========

                               THE SCOTTS COMPANY
                             STATEMENT OF OPERATIONS
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2000
                                  (IN MILLIONS)

                                                                           Subsidiary     Non-
                                                               Parent      Guarantors  Guarantors  Eliminations Consolidated
                                                               ------      ----------  ----------  -------------------------

Net sales                                                   $   862.7    $   398.8     $    393.9    $            $1,655.4
Cost of sales                                                   559.2        260.2          233.0                  1,052.4
                                                            ---------    ---------     ----------    ----------   --------
Gross profit                                                    303.5        138.6          160.9                    603.0
Gross commission earned from marketing agreement                 34.9                         4.3                     39.2
Contribution expenses under marketing agreement                   9.2                         0.7                      9.9
                                                            ---------    --------      ----------    ----------   --------
Net commission earned from marketing agreement                   25.7                         3.6                     29.3
Advertising                                                      47.7         18.5           20.8                     87.0
Selling, general and administrative                             184.3         25.9           75.3                    285.5
Amortization of goodwill and other intangibles                    2.0         15.5            9.6                     27.1
Equity income in non-guarantors                                 (52.4)                                    52.4
Intracompany allocations                                        (19.7)         9.8            9.9
Other (income) expenses, net                                      1.8         (8.7)           0.9                     (6.0)
                                                            ---------    ---------     ----------    ----------   --------
Income (loss) from operations                                   165.5         77.6           19.5        (52.4)      210.2
Interest (income) expense                                        81.5        (11.3)          23.7                     93.9
                                                            ---------    ---------     ----------    ----------   --------
Income (loss) before income taxes                                84.0         88.9           (4.2)       (52.4)      116.3
Income taxes (benefit)                                           10.9         33.9           (1.6)                    43.2
                                                            ---------    ---------     ----------    ----------   --------
Net income (loss)                                           $    73.1    $    55.0     $     (2.6)   $   (52.4)   $   73.1
                                                            =========    =========     ==========    =========    ========

                               THE SCOTTS COMPANY
                             STATEMENT OF CASH FLOWS
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2000
                                  (IN MILLIONS)

                                                                           Subsidiary     Non-
                                                               Parent      Guarantors  Guarantors  Eliminations Consolidated
                                                               ------      ----------  ----------  -------------------------

CASH FLOWS FROM OPERATING
ACTIVITIES
   Net income                                               $    73.1    $    55.0     $  (2.6)      $   (52.4)   $   73.1
   Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation                                                16.0          8.0         5.0                        29.0
     Amortization                                                 5.6         16.5         9.9                        32.0
     Deferred taxes                                               7.5                                                  7.5
     Equity income in non-guarantors                            (52.4)                                     52.4
     Loss on sale of fixed assets                                 0.6          1.8         2.0                         4.4
     Gain on sale of business                                    (4.6)                                                (4.6)
     Changes in assets and liabilities,
       net of acquired businesses:
       Accounts receivable                                       48.3        (43.5)        1.6                         6.4
       Inventories                                              (18.2)        12.5        11.5                         5.8
       Prepaid and other current assets                         (13.0)         1.2         2.6                        (9.2)
       Accounts payable                                          (5.0)        17.9         6.5                        19.4
       Accrued taxes and other liabilities                       51.5        (12.7)      (16.3)                       22.5
       Other assets                                              (1.8)        (6.5)        3.6                        (4.7)
       Other liabilities                                          3.1         (1.0)       (8.5)                       (6.4)
       Other, net                                                (4.9)         1.5        (0.3)                       (3.7)
                                                            ---------    ---------     -------       ----------   --------
Net cash provided by operating activities                       105.8         50.7        15.0                       171.5
                                                            ---------    ---------     -------       ----------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
   Investment in property, plant and equipment                  (53.2)        (9.0)      (10.3)                      (72.5)
   Proceeds from sale of equipment                                                         1.8                         1.8
   Investments in non-guarantors                                (11.8)        (4.1)       (2.4)                      (18.3)
   Repayments of seller notes                                     7.0                     (8.0)                       (1.0)
   Other net                                                      0.5                                                  0.5
                                                            ---------    ---------     -------       ----------   --------
Net cash used in investing activities                           (57.5)       (13.1)      (18.9)                      (89.5)
                                                            ---------    ---------     -------       ----------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
   Net (repayments) borrowings under revolving and
     bank lines of credit                                       (48.2)         4.5        (7.0)                      (50.7)
   Dividends on Class A
   Convertible Preferred Stock                                   (6.4)                                                (6.4)
   Repurchase of treasury shares                                (23.9)                                               (23.9)
   Cash received from exercise of stock options                   2.8                                                  2.8
   Intercompany financing                                        34.9        (45.8)       10.9
                                                            ---------    ---------     -------       ----------   ------
Net cash used in financing activities                           (40.8)       (41.3)        3.9                       (78.2)
Effect of exchange rate changes on cash                                                   (1.1)                       (1.1)
                                                            ---------    ---------     -------       ----------   --------
Net increase (decrease) in cash                                   7.5         (3.7)       (1.1)                        2.7
Cash and cash equivalents, beginning of period                    8.5          3.1        18.7                        30.3
                                                            ---------    ---------     -------       ----------   --------
Cash and cash equivalents, end of period                    $    16.0    $    (0.6)    $  17.6       $      0.0   $   33.0
                                                            =========    =========     =======       ==========   ========

                               THE SCOTTS COMPANY
                                  BALANCE SHEET
                            AS OF SEPTEMBER 30, 2000
                   (IN MILLIONS, EXCEPT PER SHARE INFORMATION)

                                                                           Subsidiary     Non-
                                                               Parent      Guarantors  Guarantors  Eliminations Consolidated
                                                               ------      ----------  ----------  ------------ ------------

                                     ASSETS

Current Assets:
   Cash                                                     $    16.0    $    (0.6)    $  17.6       $            $   33.0
   Accounts receivable, net                                     103.2         42.7        70.1                       216.0
   Inventories, net                                             189.6         54.7        63.2                       307.5
   Current deferred tax asset                                    26.1          0.5        (1.5)                       25.1
   Prepaid and other assets                                      42.2          1.1        19.0                        62.3
                                                            ---------    ---------     -------       ----------   --------
     Total current assets                                       377.1         98.4       168.4                       643.9
Property, plant and equipment, net                              191.8         60.0        38.7                       290.5
Intangible assets, net                                           81.1        417.9       244.1                       743.1
Other assets                                                     66.2          6.5        11.2                        83.9
Investment in affiliates                                        836.5                                    (836.5)
Intracompany assets                                                          246.5                       (246.5)
                                                            ---------    ---------     -------       ----------   --------
     Total assets                                             1,552.7        829.3       462.4         (1,083.0)   1,761.4
                                                            =========    =========     =======       ==========   ========
                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
   Short-term debt                                               29.6          2.6        17.2                        49.4
   Accounts payable                                              81.6         22.7        48.7                       153.0
   Accrued liabilities                                          119.1         16.9        38.3                       174.3
   Accrued taxes                                                (12.4)        48.5        (3.0)                       33.1
                                                            ---------    ---------     -------       ----------   --------
     Total current liabilities                                  217.9         90.7       101.2                       409.8
Long-term debt                                                  555.2          4.7       253.5                       813.4
Other liabilities                                                43.8                     16.5                        60.3
Intracompany liabilities                                        238.3                      8.2           (246.5)
                                                            ---------    ---------     -------       ----------   --------
     Total liabilities                                        1,055.2         95.4       379.4           (246.5)   1,283.5
Commitments and Contingencies
Shareholders' Equity:
Preferred shares, no par value, none issued
Investment from parent                                                       488.7        59.8           (548.5)
Common shares, no par value share, $.01
   stated value per share, 31.3 shares issued in 2000             0.3                                                  0.3
Capital in excess of stated value                               389.3                                                389.3
Retained earnings                                               196.8        247.3        40.7           (288.0)     196.8
Treasury stock at cost, 3.4 shares issued                       (83.5)                                               (83.5)
Accumulated other comprehensive income                           (5.4)        (2.1)      (17.5)                      (25.0)
                                                            ---------    ---------     -------       ----------   --------
   Total shareholders' equity                                   497.5        733.9        83.0           (836.5)     477.9
                                                            ---------    ---------     -------       ----------   --------
     Total liabilities and shareholders' equity             $ 1,552.7    $   829.3     $ 462.4       $ (1,083.0)  $1,761.4
                                                            =========    =========     =======       ==========   ========

                               THE SCOTTS COMPANY
                             STATEMENT OF OPERATIONS
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1999
                                  (IN MILLIONS)


                                                                           Subsidiary     Non-
                                                               Parent      Guarantors  Guarantors  Eliminations Consolidated
                                                               ------      ----------  ----------  ------------ ------------

Net sales                                                   $   696.4    $   454.4     $ 399.8       $            $1,550.6
Cost of sales                                                   465.2        296.8       225.3                       987.3
                                                            ---------    ---------     -------       ----------   --------
Gross profit                                                    231.2        157.6       174.5                       563.3
Gross commission earned from marketing agreement                 28.6                      1.7                        30.3
Contribution expenses under marketing agreement                   1.6                                                  1.6
                                                            ---------    ---------     -------       ----------   --------
Net commission earned from marketing agreement                   27.0                      1.7                        28.7
Advertising                                                      13.8         34.1        39.1                        87.0
Selling, general and administrative                             156.7         39.6        89.2                       285.5
Restructuring and other charges                                   1.4                                                  1.4
Amortization of goodwill and other intangibles                   12.8          4.2         8.6                        25.6
Equity income in non-guarantors                                 (55.7)                                     55.7
Intracompany allocations                                        (12.8)         2.8        10.0
Other income, net                                                (3.1)        (0.1)       (0.4)                       (3.6)
                                                            ---------    ---------     -------       ----------   --------
Income (loss) from operations                                   138.6         83.5        29.7           (55.7)      196.1
Interest (income) expense                                        55.9                     23.2                        79.1
                                                            ---------    ---------     -------       ----------   --------
Income (loss) before income taxes                                82.7         83.5         6.5           (55.7)      117.0
Income taxes (benefit)                                           13.6         31.8         2.5                        47.9
                                                            ---------    ---------     -------       ----------   --------
Income (loss) before extraordinary item                          69.1         51.7         4.0           (55.7)       69.1
Extraordinary loss on early extinguishment of debt,
   net of income tax benefit                                      5.9                                                  5.9
                                                            ---------    ---------     -------       ----------   --------
Net income (loss)                                           $    63.2    $    51.7     $   4.0       $   (55.7)   $   63.2
                                                            =========    =========     =======       =========    ========

                               THE SCOTTS COMPANY

                             STATEMENT OF CASH FLOWS
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1999
                                  (IN MILLIONS)

                                                                           Subsidiary     Non-
                                                               Parent      Guarantors  Guarantors  Eliminations Consolidated
                                                               ------      ----------  ----------  ------------ ------------

CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                               $    63.2    $    51.7     $   4.0       $   (55.7)   $   63.2
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation                                              12.9          9.6         6.5                        29.0
       Amortization                                               8.8          8.5         9.9                        27.2
       Deferred taxes                                             0.5                                                  0.5
       Equity income in non-guarantors                          (55.7)                                     55.7
       Extraordinary loss                                         5.9                                                  5.9
       Loss on sale of property                                   2.7         (1.0)        0.1                         1.8
       Changes in assets and liabilities, net of acquired
        businesses:
         Accounts receivable                                      4.1         19.6                                    23.7
         Inventories                                            (27.9)         6.3                                   (21.6)
         Prepaid and other current assets                       (16.5)         1.9       (10.6)                      (25.2)
         Accounts payable                                        14.8         (0.2)       (3.9)                       10.7
         Accrued taxes and other liabilities                    (11.0)        25.7       (25.4)                      (10.7)
         Other assets                                           (35.4)         0.7        (1.2)                      (35.9)
         Other liabilities                                        9.8         (3.0)       (4.6)                        2.2
         Other, net                                               2.6          0.4         4.4                         7.4
                                                            ---------    ---------     -------       ----------   --------

Net cash provided by (used in) operating activities             (21.2)       120.2       (20.8)                       78.2

CASH FLOWS FROM INVESTING ACTIVITIES
   Investment in property, plant and equipment                  (48.1)        (7.9)      (10.7)                      (66.7)
   Proceeds from sale of equipment                                1.0          0.5                                     1.5
   Investments in acquired businesses,
     net of cash acquired                                      (350.1)                  (156.1)                     (506.2)
   Other                                                         (1.0)         1.5        (0.7)                       (0.2)
                                                            ---------    ---------     -------       ----------   --------

Net cash used in investing activities                          (398.2)        (5.9)     (167.5)                     (571.6)
                                                            ---------    ---------     -------       ----------   --------

CASH FLOWS FROM FINANCING ACTIVITIES
   Net borrowings under revolving and bank lines of credit      419.7                    167.6                       587.3
   Repayment of outstanding balance on old credit facility     (241.0)                                              (241.0)
   Issuance of 8 5/8% Senior Subordinated Notes                 330.0                                                330.0
   Extinguishment of 9 7/8%
   Senior Subordinated Notes                                   (107.1)                                              (107.1)
   Settlement of interest rate locks                            (12.9)                                               (12.9)
   Financing and issuance fees                                  (24.1)                                               (24.1)
   Dividends on Class A Convertible Preferred Stock             (12.1)                                               (12.1)
   Repurchase of treasury shares                                (10.0)                                               (10.0)
   Cash received from exercise of stock options                   3.8                                                  3.8
   Investment from parent                                        76.7       (109.1)       32.4
                                                            ---------    ---------     -------       ----------   --------
Net cash provided by (used in) financing activities             423.0       (109.1)      200.0                       513.9
Effect of exchange rate changes on cash                                        0.0        (0.8)                       (0.8)
                                                            ---------    ---------     -------       ----------   --------
Net increase in cash                                              3.6          5.2        10.9                        19.7
Cash and cash equivalents, beginning of period                    4.9         (2.1)        7.8                        10.6
                                                            ---------    ---------     -------       ----------   --------
Cash and cash equivalents, end of period                    $     8.5    $     3.1     $  18.7       $      0.0   $   30.3
                                                            =========    =========     =======       ==========   ========

NOTE 24. INTANGIBLE ASSETS, NET

         In June 2001, the FASB issued Statement of Accounting Standard No. 142, "Goodwill and Other Intangible Assets". Scotts adopted SFAS No. 142 effective October 1, 2001. In accordance with this standard, goodwill and certain other intangible assets, primarily trademarks, have been classified as indefinite-lived assets no longer subject to amortization. Indefinite-lived assets are subject to impairment testing at least annually.

         The following table presents a reconciliation of income available to common shareholders as reported to adjusted income available to common shareholders and related earnings per share data as if the provision of Statement 142 related to the non-amortization of indefinite-lived intangible assets had been adopted as of the beginning of the earliest period presented.

                                                                                        Year Ended September 30,
                                                                                    2001          2000           1999
                                                                                    ----          ----           ----
                                                                                   (in millions, except per share data)

INCOME AVAILABLE TO COMMON SHAREHOLDERS:
          Income before extraordinary loss                                     $      15.5     $     73.1     $     69.1
          Class A Convertible Preferred Stock dividend                                 0.0           (6.4)          (9.7)
                                                                               -----------     -----------    -----------
          Income available to common shareholders before
            extraordinary loss as reported                                            15.5           66.7           59.4
          Goodwill amortization                                                       11.2           11.2           10.2
          Tradename amortization                                                      10.1            9.6            8.5
          Taxes                                                                       (4.7)          (4.1)          (3.7)
                                                                               ------------    -----------    -----------
          Income before extraordinary loss as adjusted                                32.1           83.4           74.4
          Extraordinary loss, net of tax                                                --             --           (5.9)
                                                                               ------------    -----------    -----------
          Income available to common shareholders as adjusted                         32.1           83.4           68.5

BASIC EARNINGS PER COMMON SHARE:
          Reported before extraordinary item                                           0.55           2.39           3.25
          Goodwill amortization                                                        0.39           0.40           0.56
          Tradename amortization                                                       0.36           0.34           0.47
          Taxes                                                                       (0.17)         (0.15)         (0.20)
                                                                               -------------   -----------    ------------
          Adjusted before extraordinary item                                   $       1.13    $      2.98    $      4.08

          Extraordinary loss, net of tax                                                --             --           (0.32)
                                                                               ------------    -----------    -----------
          Adjusted after extraordinary item                                    $       1.13    $      2.98    $      3.76

DILUTED EARNINGS PER COMMON SHARE:
          Reported before extraordinary item                                           0.51           2.25           2.27
          Goodwill amortization                                                        0.37           0.38           0.33
          Tradename amortization                                                       0.33           0.32           0.28
          Taxes                                                                       (0.16)         (0.14)         (0.12)
                                                                               -------------   -----------    ------------
          Adjusted before extraordinary item                                   $       1.05    $      2.81    $      2.76
          Extraordinary loss, net of tax                                                --             --           (0.19)
                                                                               ------------    -----------    -----------
          Adjusted after extraordinary item                                    $       1.05    $      2.81    $      2.57

NOTE 25. REVISIONS TO FINANCIAL STATEMENTS


         Subsequent to the issuance of the Company's financial statements for the year ended September 30, 2001, the Company reissued its financial statements for filing on a Form 8-K filed with the Securities and Exchange Commission on June 24, 2002. The Form 8-K contained the Items from the Company's Form 10-K for the year ended September 30, 2001 that were being revised to reflect retroactive income statement classification and disclosure changes required upon the adoption of EITF 00-25, Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products in the quarter ended December 29, 2001. The reclassifications related to EITF 00-25 resulted in certain promotion costs being reclassified to a reduction in net sales.

         Subsequent to the reissuance of the Company's financial statements on June 24, 2002, the Company determined that additional revisions needed to be made to the reissued financial statements for the years ended September 30, 2000 and September 30, 1999 to reflect certain additional cooperative advertising costs as reductions to net sales. The effect of these revisions did not impact net income, income from operations or cash flows for any period presented. The effect of the revision was to decrease net sales by $9.8 million and to decrease advertising expense by $9.8 million for the year ended September 30, 2000 and to decrease net sales by $26.0 million and to decrease advertising expense by $26.0 million for the year ended September 30, 1999. These revisions are the result of certain costs being previously classified as other than cooperative advertising.


         In addition to the reclassifications related to EITF 00-25, the Company has elected to make additional reclassifications of internal marketing costs previously reported as advertising and promotion to selling, general and administrative to achieve the Company's objective of reporting only external media costs as advertising expenses. The effect of these additional reclassifications was to decrease advertising expense by $6.9 million, $9.3 million and $4.3 million for the years ended September 30, 2001, 2000, and 1999, respectively with an offsetting adjustment to selling, general, administrative expenses.

         The accompanying financial statements have been revised to reflect these additional reclassifications.

         The effect of these reclassifications on the Company's consolidated financial statements as originally reported is summarized below:



                                                 YEAR ENDED
                                             SEPTEMBER 30, 2001
                                               (in millions)
                                             RECLASSIFICATIONS
                            AS REPORTED      MADE FOR FORM 8-K      AS REPORTED
                            IN FORM 10-K    AND THIS FORM 8-K/A    IN FORM 8-K/A

Net sales                       $1,747.7               $(51.1)          $1,696.6
Gross profit                       651.4                (54.2)             597.2
Advertising                        151.0                (61.1)              89.9
Selling, general and
  administrative expenses          317.2                  6.9              324.1




                                                 YEAR ENDED
                                             SEPTEMBER 30, 2000
                                               (in millions)
                                             RECLASSIFICATIONS
                            AS REPORTED      MADE FOR FORM 8-K      AS REPORTED
                            IN FORM 10-K    AND THIS FORM 8-K/A    IN FORM 8-K/A

Net sales                       $1,709.0               $(53.6)          $1,655.4
Gross profit                       658.5                (55.5)             603.0
Advertising                        153.8                (64.8)              89.0
Selling, general and
  administrative expenses          302.7                  9.3              312.0




                                                 YEAR ENDED
                                             SEPTEMBER 30, 1999
                                               (in millions)
                                             RECLASSIFICATIONS
                            AS REPORTED      MADE FOR FORM 8-K      AS REPORTED
                            IN FORM 10-K    AND THIS FORM 8-K/A    IN FORM 8-K/A

Net sales                       $1,602.5               $(51.9)          $1,550.6
Gross profit                       615.2                (51.9)             563.3
Advertising                        143.2                (56.2)              87.0
Selling, general and
  administrative expenses          281.2                  4.3              285.5